EXHIBIT 99.1

TABLE OF CONTENTS

NOMENCLATURE	III
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION	III
GLOSSARY OF TECHNICAL TERMS	VI
CORPORATE STRUCTURE	1
NAME, ADDRESS AND INCORPORATION	1
INTERCORPORATE RELATIONSHIPS	1
GENERAL DEVELOPMENT OF THE BUSINESS	3
THREE-YEAR HISTORY	3
2007	3
2008	4
2009	4
DESCRIPTION OF THE BUSINESS	6
GENERAL	6
Product Summary	7
INDIVIDUAL OPERATIONS	9
Copper	9
Zinc	15
Coal	19
Oil Sands	23
Exploration	26
Corporate	26
MINERAL RESERVES AND RESOURCES	26
OIL AND GAS RESOURCES	34
Fort Hills Project	34
Teck Resources/UTS Joint Venture	34
SAFETY AND ENVIRONMENTAL PROTECTION	35
SOCIAL AND ENVIRONMENTAL POLICIES	37
HUMAN RESOURCES	38
TECHNOLOGY	38
FOREIGN OPERATIONS	39
COMPETITIVE CONDITIONS	39
RISK FACTORS	39
DIVIDENDS	50
DESCRIPTION OF CAPITAL STRUCTURE	50
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	50
RATINGS	54
MARKET FOR SECURITIES	56
TRADING PRICE AND VOLUME	56
DIRECTORS AND OFFICERS	57
DIRECTORS	57
OFFICERS	59
AUDIT COMMITTEE INFORMATION	61
Mandate of Audit Committee	61
Composition of the Audit Committee	61

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Teck Resources Limited – 2009 Annual Information Form

Pre-Approval Policies and Procedures	62
Auditor’s Fees	63
OWNERSHIP BY DIRECTORS AND OFFICERS	63
LEGAL PROCEEDINGS	64
TRANSFER AGENTS AND REGISTRARS	66
MATERIAL CONTRACTS	66
INTERESTS OF EXPERTS	66
DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE	67
ADDITIONAL INFORMATION	67
SCHEDULE A	A-1
AUDIT COMMITTEE CHARTER	A-1
SCHEDULE B	B-1
REPORT OF MANAGEMENT AND DIRECTORS ON DECEMBER 2009 OIL AND GAS DISCLOSURE	B-1
SCHEDULE C	C-1
NI 51-101 EVALUATION, AUDIT AND REVIEW REPORT REPORT ON RESOURCES DATA
BY INDEPENDENT QUALIFIED RESOURCES EVALUATOR OR AUDITOR	C-1

Note:  All currency references are to Canadian dollars unless otherwise noted.

Teck Resources Limited – 2009 Annual Information Form

NOMENCLATURE

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries, and a reference to Teck Metals refers to our wholly-owned subsidiary, Teck Metals Ltd., and its subsidiaries.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Annual Information Form and certain documents incorporated by reference in this Annual Information Form contain certain forward-looking information and forward-looking statements as defined in applicable securities laws.  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference in this Annual Information Form, as the case may be.  These forward-looking statements include but are not limited to, statements concerning:

•	prices and price volatility for copper, coal, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

•	the long-term demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

•	the sensitivity of our financial results to changes in commodity prices;

•	our outstanding indebtedness, and our intentions with respect to the repayment or refinancing of that indebtedness;

•	treatment and refining charges;

•	our strategies and objectives;

•	our interest and other expenses;

•	our tax position and the tax rates applicable to us;

•	political unrest or instability in countries such as Peru and its impact on our foreign assets, including our interest in the Antamina copper, zinc mine;

•
the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our development and expansion projects, including, among others, the Fort Hills project;

•	the future supply of low cost power to the Trail smelting and refining complex;

•	our estimates of the quantity and quality of our mineral and oil reserves and resources;

Teck Resources Limited – 2009 Annual Information Form

•	the production capacity of our operations and our planned production levels;

•	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

•
our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

•	our cost reduction and other financial and operating objectives;

•	our exploration, environmental, health and safety initiatives;

•	the availability of qualified employees for our operations, including our new developments;

•	the satisfactory negotiation of collective agreements with unionized employees;

•	the outcome of legal proceedings and other disputes in which we are involved;

•	general business and economic conditions;

•	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

•
our ability to comply with the financial and other covenants in our credit agreements and the other documents governing our outstanding debt as well as our ability to meet our financial obligations as they become due; and

•	our dividend policy.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

Teck Resources Limited – 2009 Annual Information Form

•	general business and economic conditions;

•	interest rates and foreign exchange rates;

•	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other primary metals and minerals as well as oil, natural gas and petroleum products;

•	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations;

•	changes in credit market conditions and conditions in financial markets generally;

•	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

•	our costs of production and our production and productivity levels, as well as those of our competitors;

•	our ability to secure adequate transportation for our products;

•	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•	our ability to attract and retain skilled staff;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on our costs and results;

•	engineering and construction timetables and capital costs for our development and expansion projects;

•	costs of closure of various operations;

•	market competition;

•	the accuracy of our reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

•	premiums realized over London Metal Exchange cash and other benchmark prices;

•	tax benefits and tax rates;

•	the outcome of our coal price and volume negotiations with customers;

•	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

•	the resolution of environmental and other proceedings or disputes;

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Teck Resources Limited – 2009 Annual Information Form

•	our ability to obtain, comply with and timely renew environmental permits; and

•	our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.  You should also carefully consider the matters discussed under “Risk Factors” in this Annual Information Form. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

GLOSSARY OF TECHNICAL TERMS

ball mill:  a rotating horizontal cylinder in which ore is ground using metal balls.

bitumen: a naturally occurring heavy viscous crude oil.

cathode:  an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic refining process.

clean coal:  coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: those metallurgical coals possessing physical and chemical characteristics that facilitate the manufacture of coke.

concentrate:  a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

contingent bitumen resource: those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

custom concentrate:  concentrate sold to third party smelters for smelting.

extraction plant:  a facility in which bitumen is separated from sand, water and other impurities.

flotation:  a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely crushed minerals, whereas other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal:  a type of metallurgical coal used primarily for making coke in integrated steel mills.

hypogene:  primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

Teck Resources Limited – 2009 Annual Information Form

metallurgical coal:  various grades of coal suitable for making steel, such as coking coal.

mill:  a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

oil sands:  sand and rock material that contains bitumen.

ore:  naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PCI coal: coal that is pulverized and injected into a blast furnace.  Those grades of coal are used in the PCI process are generally non coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

raw coal: coal that has been removed or exposed for removal from a mine, but has not been processed.

semi-autogenous grinding (SAG):  a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter:  a plant in which concentrates are processed into an upgraded product by application of heat.

strike: the direction, course or bearing taken by a structural surface as it intersects the horizontal.

sulphide:  a mineral compound containing sulphur but no oxygen.

supergene:  near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW:  an abbreviation for Solvent Extraction – Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

synthetic crude oil:  crude oil produced by upgrading bitumen to a mixture of hydrocarbons similar to light crude oil produced either by the removal of carbon (coking) or the addition of hydrogen (hydrotreating) which alters the original hydrocarbon mark in the upgrading process.

tailings:  the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.

treatment and refining charges: the charge a mine pays to a smelter to cover the cost of conversion of concentrates into refined metal.

Teck Resources Limited – 2009 Annual Information Form

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Teck Resources Limited, previously Teck Cominco Limited, was continued under the Canada Business Corporations Act in 1978.  It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively.  Over the years, several other reorganizations have been undertaken.  These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the merger with Cominco Ltd. in 2001.  On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.  On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.  On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited.  On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and other corporate purposes.  On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares.  Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  See “Description of Capital Structure” at page 50 of this Annual Information Form for a description of the attributes of the Class A common shares and Class B subordinate voting shares.  On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.

The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia.

INTERCORPORATE RELATIONSHIPS

Our financial statements consolidate the accounts of all of our subsidiaries.  Our material subsidiaries as at December 31, 2009 that are wholly-owned are listed below.  Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Incorporation/Formation/ Continuation
AurCay Holdings Inc.	Cayman Islands
Canada Tungsten (Cayman) Inc.	Cayman Islands
Teck Financial Ltd.	Bermuda
Teck Base Metals Ltd.	Bermuda
Teck Metals Ltd.	Canada
Fording Limited Partnership	Alberta
Teck Resources Coal Partnership	British Columbia

Teck Resources Limited – 2009 Annual Information Form	Page 1

Company Name	Jurisdiction of Incorporation/Formation/ Continuation
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
Teck Resources Mining Partnership	British Columbia
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

(i)	a 97.5% partnership interest in the Highland Valley Copper partnership;

(ii)	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;

(iii)	through AurCay Holdings Inc., a 76.5% interest in Compañia Minera Quebrada Blanca S.A.;

(v)	through AurCay Holdings Inc. and Canada Tungsten (Cayman) Inc., a 90% interest in Compañía Minera Teck Carmen de Andacollo S.A.; and

(vi)	through Teck Base Metals Ltd., a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper, zinc mine in Peru.

The following chart sets out the relationships among our material subsidiaries.

Teck Resources Limited – 2009 Annual Information Form	Page 2

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

2007

In 2007, prices for our principal products mainly declined during the year, although annual average prices for zinc and copper were relatively unchanged at US$1.47 and US$3.23 per pound, respectively, compared with US$1.49 and US$3.05 in 2006.  The lead price increased substantially to an average of US$1.17 per pound compared with US$0.59 in 2006.  Realized coal prices decreased from US$113 per tonne to US$98 per tonne in 2007.  A weaker U.S. dollar adversely affected our revenues.

On April 19, 2007, we announced that we had agreed with UTS Energy Corporation to acquire a 50% interest in an Alberta oil sands lease known as “Lease 14” for a purchase price based on a value of $1.00 per barrel of recoverable bitumen as determined by an independent estimate.  In December 2007, the purchase price for our 50% interest was confirmed to be $200 million.  During 2007 we also acquired a 50% interest in other oil sands leases in joint venture with UTS.  At year end, we had a 50% interest in oil sands leases totaling approximately 285,000 acres (in addition to those held by the Fort Hills Energy Limited Partnership).

Effective May 7, 2007, our Class A common shares and Class B subordinate voting shares were subdivided on a two-for-one basis.

On May 23, 2007, we announced the formation of a partnership to develop the Galore Creek copper-gold mine in northwestern British Columbia.  To earn our 50% interest in the Galore Creek Partnership, we agreed to fund $528 million in construction costs.  Construction activities at the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more detailed engineering study that predicted substantially higher capital costs and a longer construction schedule for the project.  By agreement with our partner, NovaGold Resources Inc., at the time of the suspension, our funding obligations in connection with the project were amended.

On July 3, 2007, we announced a friendly $4.1 billion cash and share offer to acquire all of the outstanding shares of Aur Resources Inc. (“Aur”), a Canadian-based copper producer with operating mines in Chile and Canada.  On August 22, 2007, we acquired approximately 93% of the outstanding shares of Aur.  On September 28, 2007, we acquired the remaining Aur shares by way of compulsory acquisition under the Canada Business Corporations Act, and effective January 1, 2008, Aur amalgamated with Teck Cominco Limited under the name “Teck Cominco Limited”.

In September 2007, we agreed with UTS Energy Corporation and Petro-Canada to subscribe for an additional 5% interest in the Fort Hills Energy Limited Partnership by funding an additional $375 million of partnership expenditures beyond our current earn-in obligations.  As a result, we own a 20% interest in the partnership.  We will satisfy the subscription price for the additional interest by contributing 27.5% of Fort Hills project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion.

On September 24, 2007, we announced our indirect acquisition of 16.65 million units of Fording Canadian Coal Trust (“FCCT”), representing approximately 11.25% of the outstanding units, for cash consideration of $599 million.  This increased our interest in FCCT to approximately 19.95%.

Our cash and temporary investments as at December 31, 2007 were $1.4 billion as against long term debt of $1.5 billion.

Teck Resources Limited – 2009 Annual Information Form	Page 3

2008

In 2008, apart from coal, which more than doubled in price, prices for our principal products declined further.  Annual average prices for zinc and copper were US$0.85 and US$3.17 per pound, respectively, compared with US$1.47 and US$3.23 per pound in 2007.  The lead price declined to an average of US$0.95 per pound, compared with US$1.17 in 2007.  Realized coal prices increased substantially from US$98 per tonne in 2007 to US$205 per tonne in 2008.  While average prices for the year were down only modestly from 2007, commodity prices declined rapidly and substantially in the fourth quarter of 2008 as a consequence of the global economic slowdown.

On April 14, 2008 we to acquire Global Copper Corp. by way of an arrangement pursuant to which Global’s assets, other than its principal asset, the Relincho copper/molybdenum deposit located in Northern Chile, would be transferred to a new corporation, Lumina Copper Corp.  The transaction effectively valued the Relincho project at approximately $424 million, and we issued 6.9 million Class B subordinate voting shares and paid approximately $137 million in cash in connection with the transaction.  The transaction closed on August 1, 2008.

On July 14, 2008 we announced, together with our partner Xstrata Zinc, that the Lennard Shelf zinc mine in Western Australia had become uneconomic as a result of low zinc prices, a stronger Australian dollar, high operating costs and lower than planned production.  Lennard Shelf was closed in August, 2008.

On July 29, 2008 we announced that we had agreed with FCCT to acquire 100% of FCCT’s assets, consisting principally of a royalty in respect of FCCT’s 60% non-operating interest in the Elk Valley Coal Partnership (now Teck Coal Partnership).  The purchase price was approximately $13.6 billion and was funded with approximately 36.8 million Class B subordinate voting shares valued at $1.5 billion and $12.1 billion of cash.  The transaction closed on October 30, 2008.

Engineering work for the Fort Hills oil sands project continued during the year.  In September, the partners in Fort Hills announced that preliminary results from the front end engineering and design work suggested that the estimated capital costs for the first phase of the mine and upgrader portions of the Fort Hills project had increased substantially.  In November, the Fort Hills partners announced that they would defer a final investment decision on the mining portion of the Fort Hills project until a revised cost estimate more consistent with the current market environment could be established.  The partners also announced that the upgrader portion of the project would be put on hold.

In October 2008 we announced an internal reorganization involving the creation of five separate business units focusing on copper, metallurgical coal, zinc, gold and energy, respectively.

In December 2008 we announced the suspension of operations at the Pend Oreille mine in Washington State, as a result of low zinc prices.

Our cash and temporary investments as at December 31, 2008 were $861 million against total debt of $12.9 billion.

2009

In 2009 average annual prices for our principal products were less than in 2008, but increased during the year, except for coal.  Annual average prices for zinc and copper were US$0.75 and US$2.34 per pound, respectively, compared with US$0.85 and US$3.17 per pound in 2008.  The lead price declined to an average of US$0.78 per pound, compared with US$0.95 in 2008.  Realized coal prices decreased from US$205 per tonne in 2008 to US$157 per tonne in 2009.

Teck Resources Limited – 2009 Annual Information Form	Page 4

Over the course of 2009, as part of our debt reduction initiative, we sold or entered into agreements to sell our principal gold assets, as described below.

On January 8, 2009 we announced a global workforce reduction of approximately 1,400 positions, or 13% of our workforce at the time.

In January 2009 we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation for US$40 million in cash and approximately 5.6 million Kinross common shares, and also retained a net smelter return royalty.  On April 8, 2009 we announced that we sold the Kinross shares for gross proceeds of approximately US$101 million.

On April 6, 2009 we announced that Compañia Minera Teck Carmen de Andacollo (“CDA”), one of our subsidiaries, had agreed with Royal Gold, Inc. to sell an interest in the gold production from the Andacollo mine.  The sale was completed on January 25, 2010 and CDA received proceeds of US$218 million in cash and approximately 1.2 million shares of Royal Gold.  We own a 90% interest in CDA.

On April 22, 2009 we completed the sale of our 50% interest in our Hemlo gold operations to our joint venture partner, Barrick Gold Corporation, for US$65 million, less cash flow received since January 1, 2009.

On April 23, 2009 we changed our name to Teck Resources Limited.

On April 30, 2009 we amended and restated our term and bridge credit facilities, which we had originally entered into in connection with the acquisition of FCCT’s assets in 2008.  The amended facilities are guaranteed by substantially all of our material subsidiaries, subject to certain exceptions, and are generally secured through senior secured pledge bonds, which generally have the benefit of a first priority security interest in our material properties.  The amended credit facilities contained significant restrictive covenants, including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions.  The amended bridge credit facility was retired in July 2009 and the amended term credit facility was further amended by the third amending agreement, dated as of October 26, 2009, which amended certain definitions and covenants.

In May 2009 we issued US$1.315 billion principal amount of 9.75% senior secured notes due 2014, US$1.060 billion principal amount of 10.25% senior secured notes due 2016 and US$1.850 billion principal amount of 10.75% senior secured notes due 2019.  We used the net proceeds of approximately US$3.875 billion to repay a portion of the US$5.8 billion bridge credit facility entered into in connection with our acquisition in October 2008 of the assets of FCCT.

On June 17, 2009 we announced the proposed sale of a one-third interest in the Waneta Dam in southeastern British Columbia to BC Hydro for $825 million.  The transaction closed on March 5, 2010 and we used the proceeds of the transaction to repay a portion of our amended term credit facility.

On July 7, 2009 we sold our 40% interest in the Pogo mine in Alaska to affiliates of Sumitomo Metal Mining Co. Ltd. and Sumitomo Corporation, our joint venture partners in Pogo, for US$255 million.

On July 15, 2009 we issued 101.3 million Class B subordinate voting shares in a private placement for proceeds of US$1.5 billion.  The net proceeds were used to repay the amended bridge credit facility in full and to repay a portion of the amended term credit facility.

Teck Resources Limited – 2009 Annual Information Form	Page 5

On November 17, 2009 we sold our indirect 78.8% interest in the Morelos gold project in Mexico to Gleichen Resources Ltd. for US$150 million in cash and approximately 1.6 million common shares and 12.4 million special warrants of Gleichen.

On September 23, 2009 we announced the proposed sale of the Agi Dagi and Kirazli gold projects in Turkey, in which we had a 60% interest. The transaction closed in January 2010, and we received gross proceeds of US$24 million and 2.4 million shares of the purchaser.  The closing of that transaction represented the culmination of our sale of our principal gold properties.

In total, during 2009, we repaid $8.106 billion of bridge and term debt using cash flow from operations, the net proceeds of assets sales, the net proceeds of the July 2009 private placement and new long-term borrowing.

Our cash and temporary investments as at December 31, 2009 were $1.3 billion against total debt of $8.0 billion.

DESCRIPTION OF THE BUSINESS

GENERAL

Teck is engaged primarily in the exploration for, and the development and production of, natural resources.  We have interests in the following principal mining and processing operations:

	Type of Operation	Jurisdiction
Antamina	Copper/Zinc Mine	Ancash, Peru
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Quebrada Blanca	Copper Mine	Region I, Chile
Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, USA
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada

Our principal products are copper concentrate and copper cathode, metallurgical coal, and zinc concentrate and refined zinc.  Significant amounts of molybdenum and lead are produced at our copper operations and zinc operations, respectively.  Other products include gold, silver, various specialty metals, chemicals and fertilizers. We also have a 20% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, and a 50% interest in certain other oil sands leases in Alberta at various stages of exploration.

Teck Resources Limited – 2009 Annual Information Form	Page 6

The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2009 $(billions)%		2008 $(billions)%
Copper(1)	1.866	24	1.827	27%
Zinc(2)	1.101	14	1.056	16%
Coal(3)	3.507	46	2.428	36%
Other(4)	1.200	16	1.344	20%
Total	7.674	100%	6.655	100%

(1)	Copper revenues include sales of copper concentrate and cathode copper
(2)	Zinc revenues include sales of refined zinc and zinc concentrate
(3)	Coal revenues represent our 40% direct interest in Teck Coal’s assets until
October 30, 2008 and 100% thereafter
(4)	Other revenues include sales of gold, silver, lead, molybdenum, various specialty metals, chemicals, fertilizer and electrical power

Product Summary

Copper

We produce both copper concentrates and cathode copper.  Our principal market for copper concentrates is Asia, with lesser amounts sold in Europe and North America.  Copper concentrates produced at Highland Valley Copper are distributed to customers in Asia by rail to a storage facility in Vancouver, British Columbia, and from there by ship.  Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Europe, Asia and North America.  Copper cathode from our Quebrada Blanca and Andacollo mines is trucked from the mines and sold primarily under annual contracts.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.  Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  Refined copper is primarily used in the production of electrical wire, with prices and premiums highly dependent on the demand of electrical wire in construction and automotive applications.

Zinc

Our principal markets for zinc concentrates are Asia and Europe.  In 2009, approximately 30% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail, B.C.  The balance of Red Dog’s production was sold to customers in Europe and Asia and transported by ship.

Our principal markets for refined zinc are North America and Asia. Refined zinc produced at Trail is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.

All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog and treated at Trail) are derived from sales to third parties.  We strive to differentiate our products by producing the alloys, sizes and shapes best suited to our major customers’ needs.

Trail’s supply of zinc and lead concentrates other than those sourced from Red Dog is provided primarily through long-term contracts with mine producers in North America, South America and Australia.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.  A portion of Red Dog concentrates are processed at Trail.

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The zinc business is cyclical.  Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.

Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

Metallurgical Coal

Our principal markets for metallurgical coal are the hard coking coal markets in Asia, Europe and the Americas.  Teck Coal is the second largest supplier of seaborne hard coking coal in the world.  Hard coking coal is a type of metallurgical coking coal used primarily for making coke by integrated steel mills, which accounts for substantially all global production of primary (i.e. non-recycled) steel.

Processed coal is primarily shipped by rail to the Westshore and Neptune Terminals in the lower mainland of British Columbia and from there by ship to customers, or directly by rail to North American customers or by rail and ship through Thunder Bay Terminals in Thunder Bay, Ontario.  Rail service from the five Elk Valley mines is provided by Canadian Pacific Railway, and Canadian National Railway provides rail service from the Cardinal River mine in central Alberta.  A portion of the traffic from the Elk Valley mines destined mainly for Neptune Terminals is carried by Canadian National Railway from Kamloops to port.

Teck Coal competes primarily with producers in Australia and the United States.  The supply of coal in global markets and the demand for hard coking coal among world steel producers has historically provided for a competitive seaborne market.  Coal pricing is generally established in US dollars and the competitive positioning among producers can be significantly affected by exchange rates.  The competitive position of Teck Coal continues to be determined primarily by the quality of its various coal products and its reputation as a reliable supplier, as well as by its production and transportation costs compared to other producers throughout the world.

The seaborne hard coking coal markets are cyclical in nature. Over-supply in the years 1997 – 2000 and the economic downturn in a number of Asian countries caused prices to drop by more than 30%.  Demand strengthened in 2003 and prices increased significantly through 2004 and 2005.  In 2006 and 2007 hard coking coal prices moderated slightly from record levels in 2005, in part due to substitution by consumers of lower quality coking coals for hard coking coal.

Coal contracts for the 2008 contract year saw U.S. dollar coal prices increase significantly in comparison to 2007 due to strengthened demand for global steel production coupled with constrained coal exporting capacity and severe January 2008 flooding in the Australian coking coal production region.  Prices for the 2009 contract year declined significantly due to the decline in steel production that resulted from the economic decline that started in late 2008.  Negotiations are currently in the preliminary stage for the 2010 coal year, but current market sentiment indicates that coal prices are expected to increase over the 2009 coal year.  We also expect that a portion of our sales volume in 2010 may be priced on a shorter pricing cycle as opposed to the traditional coal year.  A shorter pricing cycle would create more frequent adjustments to coal prices during the year.  In prior years, substantially all of Teck Coal’s production was sold under evergreen or long-term agreements with coal prices and volumes that were negotiated annually.

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INDIVIDUAL OPERATIONS

Copper

Copper Operations

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper, zinc mine in Peru, with the balance held indirectly by BHP Billiton (33.75%), Xstrata plc (33.75%) and Mitsubishi Corporation (10%).  The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.  Our interest is subject to a net profits royalty of 1.667% on the project’s free cash flow.

The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares.  These rights concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information.  CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca.  In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru.  Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.  Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is an open pit, truck/shovel operation.  The ore is crushed at the rim of the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing a SAG mill, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates.  A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter, with a single pump station at the minesite transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

The mine is accessible via an access road maintained by CMA.  Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca.  Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility.  The tailings impoundment facility is located next to the mill and waste dumps are located adjacent to the pit.  Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its operations.

The Antamina polymetallic deposit is skarn-hosted.  It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres.  The skarn is well zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite.  Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.  The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

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A project to increase mill throughput by 38% to 130,000 tonnes per day by late 2011 was approved by CMA’s shareholders in January 2010. The project, which has an estimated capital cost of US$1.3 billion, involves an increase to the mine equipment fleet and additional grinding and flotation capacity in the Antamina mill, with associated upgrades to Antamina’s infrastructure such as power supply.  The project will be funded primarily from retained cash flow as well as borrowings by CMA, which are non-recourse to Teck and the other project sponsors. The mine life is now expected to continue until 2029.

Antamina has entered into long-term copper and zinc concentrate off-take agreements with major smelting and refining companies which cover the majority of the mine’s production of copper and zinc concentrates. The price of copper and zinc concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated with reference to current world market terms. The remaining copper and zinc concentrate is sold to affiliates of the Antamina shareholders. Molybdenum concentrates are sold to third party refiners on market terms.

Highland Valley Copper Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley Copper mine located near Kamloops, British Columbia.  The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company.  Highland Valley’s primary product is copper concentrate but it is also a significant producer of molybdenum in concentrate.

Our current interest is held through an 11.4% direct interest in the Teck Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC.  Our remaining 83.6% interest is held directly and indirectly through Teck Metals.  The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and crown grants which will be kept in good standing beyond the shutdown of operations.  The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 80 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver.  The mine operates throughout the year. Power is supplied by B.C. Hydro through a 138kv line which terminates at the Trans Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open pit operation. The processing plant, which uses semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process between 120,000 and 130,000 tonnes of ore per day depending on ore hardness.  Water from mill operations is collected and contained in a tailings impoundment area.  Mill process water is reclaimed from the tailings pond.  The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits.  The operation holds all of the permits that are material to its operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit.  These are located in the Guichon Batholith which hosts all of the ore bodies located in the area.  The Lornex ore body occurs in Skeena Quartz Diorite host rock, intruded by younger pre-mineral Quartz Porphyry and Aplite Dykes. The Skeena Quartz Diorite is an intermediate phase of the Guichon Batholith and is generally a medium to coarse grained equigranular rock distinguished by interstitial quartz and

Teck Resources Limited – 2009 Annual Information Form	Page 10

moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the Batholith. These rocks are medium to coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates are transported first by truck to Ashcroft and then by rail to customers in North America and to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in several countries.  Treatment and refining charges under long term contracts are negotiated annually on a “brick” system, under which annual negotiated treatment charges are averaged with prior years’ terms.  The balance is sold on the spot market.

HVC is executing a two-phase extension that requires push backs of the east and west walls of the Valley pit, and based on the current life-of-mine plan taking the extension into account, Highland Valley is expected to operate until 2020.  In June 2009 we announced that, based on preliminary assessments, measures to address recently identified geotechnical issues on the east wall were expected to reduce Highland Valley Copper production in 2009 and 2010.  Stripping of the west wall commenced in mid 2009, after an amendment to the mine permit was received.  The work will continue through to 2013.

Redesign of the east and southeast Valley pit walls was required to address slope stability concerns. This included additional waste stripping in the upper soil layers, further dewatering efforts and the placement of stabilization buttresses to ensure long-term stability. These efforts will be ongoing in 2010 and 2011. To handle this activity more mining equipment has been added to the mine’s fleet. As a result of the redesign of the Valley pit, additional low grade ore in the upper zones of the west wall have been added to the mine plan to supplement mill feed over the next two years.

We expect that Highland Valley’s copper production will be approximately 105,000 tonnes in 2010 and approximately 100,000 to 105,000 tonnes in 2011.  After 2011, copper production is expected to average 125,000 tonnes per year over the current mine life.

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Quebrada Blanca S.A. (“CMQB”).  We own 90% of the Series A shares of CMQB.  Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMQB.  Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMQB.  When combined with the Series B and Series C shares of CMQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMQB’s total share equity.  We acquired our interest in the Quebrada Blanca mine as a result of our acquisition of Aur Resources Inc. in 2007.

CMQB owns the exploitation and/or exploration rights over an area of approximately 80 square kilometres in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights.  In addition, CMQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

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The Quebrada Blanca mine is located in northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile.  The Quebrada Blanca property is located approximately 4,400 meters elevation above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs.  Access to the mine site is via road from Iquique.  Mine personnel live in a camp facility and the majority commute from large population centres, including Iquique and Santiago.

Quebrada Blanca is an open pit mine that produces an average of 21,000 tonnes per day of heap leach ore and 34,000 tonnes per day of lower grade dump leach ore.  Copper bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode.  The SX-EW plant has a capacity of approximately 85,000 tonnes of copper cathode per year.  Copper cathode is trucked to Iquique for shipment to purchasers.  Based on the current life-of-mine plan, and not accounting for the hypogene mineralization described below, Quebrada Blanca’s supergene ore body is expected to be mined out by 2014, but copper cathode production is expected to continue until about 2016.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 km wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 km to the east) and Chuquicamata (190 km to the south).  All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 km by 5 km quartz monzonite intrusive stock.  Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone.  The supergene mineralization averages 80 metres in thickness and is, for the most part, overlain by a 100 metre thick, low grade or waste leached cap and unmineralized rock and gravels.  Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

The majority of copper cathode produced at Quebrada Blanca is sold under annual contract with a metal trading entity.  The remaining copper cathode is sold on the spot market.

In late 2007, we completed a 200 metre spaced drill program to define the hypogene mineralization exposed in the bottom of the current open pit at Quebrada Blanca.  On March 3, 2008, we announced the completion of an estimate of an inferred resource for the hypogene mineralization (see “Mineral Reserves and Resources”).  A 29,000 metre in-fill drill program was completed in 2008 to further define the hypogene mineralization.  A further 19,000 metres of drilling was completed in 2009.  Copper grade continuity in the deposit has been confirmed and the majority of holes terminated in mineralization, leaving the deposit open at depth.  The lateral extent of the deposit remains undefined.

An initial scoping study was completed in May 2009 to evaluate development alternatives for the future concentrator that will be required to exploit the underlying hypogene resource.  The study included conceptual design options for mining the hypogene resource, a copper concentrator with a by-product molybdenum recovery circuit and associated infrastructure necessary to support development and transportation of copper and molybdenum concentrates to the market.  We are conducting further scoping level studies with a view to proceeding to a full feasibility study which is expected to be completed by the end of 2011.  Development of the hypogene deposit will require various environmental and other permits and governmental authorizations, and may require additional water rights.

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Additional engineering studies commenced in July 2009 to further advance design options and cost estimates for the mine, concentrator and associated infrastructure.  An additional 35,000 metres of drilling is scheduled to be completed in 2010 in support of these studies.

Production of 85,000 tonnes of copper cathode is anticipated in 2010.

Andacollo Mine, Chile (Copper)

The Andacollo property is owned by a Chilean private company, Compañía Minera Carmen de Andacollo (“CDA”).  We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA.  Our Series A shares of CDA and the Series B shares, respectively, equate to 90% and 10% of CDA’s total share equity.  We acquired our interest in the Andacollo mine as a result of our acquisition of Aur Resources Inc. in 2007.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square km in the area of the Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights.  In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square km as well as certain water rights.  CDA has, since 1996, been conducting mining operations on the supergene deposit on the Andacollo property which overlies the hypogene deposit.

The Andacollo property is located in Coquimbo Province in central Chile.  The site is adjacent to the town of Andacollo, approximately 55 km southeast of the city of La Serena and 350 km north of Santiago.  Access to the Andacollo mine is by paved roads from La Serena.  The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres.  The climate around Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.  The majority of mine personnel live in the town of Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.

The Andacollo mine is an open pit mine producing approximately 13,500 tonnes of ore per day.  The majority of ore is transported to heap leach pads, with lower grade ore being processed through dump leaching.  Copper bearing solutions are processed in an SX-EW plant to produce LME grade A copper cathode.  The historical capacity of copper cathode production was approximately 20,000 tonnes per annum, but cathode production is expected to decline significantly in the final two years of mine life as the mine is transitioning from mining the supergene deposit to the primary hypogene zone. Cathode copper production from the supergene deposit is scheduled to cease in 2011. The Andacollo mine’s copper cathode production for 2010 is currently estimated at 10,000 tonnes.

The Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions.  The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply rooted fault structures.  A primary copper-gold sulphide deposit (the “Hypogene Deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit.  The Hypogene Deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone from 10 to 60 metres thick.  The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

The majority of copper cathode produced at Andacollo is sold under annual contract with a metal trading entity.  The remaining Andacollo copper cathode production is sold in the spot market.

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The mine’s 55,000 tonnes per day copper concentrator project achieved mechanical completion at the end of fourth quarter in 2009.  Issues associated with process water supply were resolved in December, when CDA entered into an agreement with a local water utility providing for access to water from the nearby El Culebron aquifer until mid-2011, during which time a long-term water supply system to transport water from the Elqui River will be constructed.  Design capacity is expected to be reached during the first half of 2010. The new plant is expected to produce 80,000 tonnes of copper and 55,000 ounces of gold in concentrate annually over the first 10 years of the operation.

The initial project is on track to be completed for the forecasted cost of US$435 million, of which US$423 million had been spent by December 31, 2009. Two additional projects associated with the hypogene project have been approved. The Elqui River water supply project has an estimated cost of US$40 million and will provide a long-term supply of process water for the concentrator. In addition, a cover to minimize the generation of dust will be constructed for the coarse ore stockpile at an estimated cost of US$8 million.

In January 2010, Andacollo completed the sale of an interest in future gold production to Royal Gold. Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

Duck Pond Mine

We acquired our interest in the Duck Pond mine as a result of our acquisition of Aur Resources Inc. in 2007.  We hold a 100% interest in the Duck Pond copper-zinc property located in central Newfoundland.  We are required to pay a former owner of the property a 2% net smelter returns royalty on production from the property. The Duck Pond mine achieved commercial production on April 1, 2007.

The Duck Pond property is located in central Newfoundland approximately 100 km southwest of the city of Grand Falls-Windsor. The property covers 12,847 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is to be mined through a combination of open pit and underground mining methods.  Duck Pond’s production in 2010 is projected to be 15,000 tonnes of copper and 25,000 tonnes of zinc in concentrate.  Differential flotation produces copper and zinc concentrates that are trucked to the port of St. Georges on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold under concentrate sales agreements to smelters in North America and overseas.

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Copper Projects

Relincho, Chile

In August 2008 we acquired a 100% interest in the Relincho copper project, located in central Chile, through our acquisition of Global Copper Corp. by way of a plan of arrangement.  A total of 49,100 metres of in-fill drilling was completed on the property in 2008.  In the third quarter of 2008, a preliminary scoping study was initiated to investigate various development alternatives, to identify potential power and water sources, and to consider access and concentrate transport aspects. This study was completed in May 2009.  There was no drilling and minimal site activity in 2009.  Further mine engineering optimization studies were started in late 2009 based on a revised block model which included 2008 drilling results.  The next phase of work will be a pre-feasibility study which is currently planned to commence in the second quarter of 2010.

Galore Creek

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia.  NovaGold Resources Inc. (“NovaGold”) holds the other 50% of the partnership.  Galore Creek is a major copper/gold resource.  Construction activities on the project were suspended in the fourth quarter of 2007 as a result of our review of the first season of construction and a more extensive and detailed engineering study that anticipated substantially higher capital costs and a longer construction schedule for the project than previously anticipated.  In February 2009, we amended certain provisions of the partnership agreement relating to the Galore Creek Project. Under the amended agreement, our remaining committed funding on Galore Creek has been reduced to approximately $36 million, which must be contributed by December 31, 2012. While we are making these committed contributions, which will represent 100% of project funding, we will have a casting vote on the Galore Creek management committee with respect to the timing and nature of expenses to be funded.

The Galore Creek Project remained on care and maintenance during 2009 and is expected to remain so through 2010 while pre-feasibility work is conducted.

San Nicolas Project, Mexico (Copper, Zinc)

The San Nicolas property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver.  The property is held by Minas de San Nicolas S.A. de C.V. (“MSN”), which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”).  Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest  in the property.  Our interest may vary depending on certain financing elections the parties may make under the agreements governing the project.  The project is being held on a care and maintenance basis.

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990.  The Red Dog mine is 100% owned and operated by Teck

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Alaska Incorporated on leased lands, subject to a royalty as described below. The Red Dog mine is approximately 1,033 hectares.

Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range.  The topography is moderately sloping, with elevations ranging from 260 meters to 1,200 meters above sea level.  Vegetation is classified as woody tundra.  The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue.  Mine personnel are generally drawn from locations in North America.  Power for the mine is sourced from diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements.  Potable water is sourced from Bons Creek.

The mining method employed is conventional drill and blast open pit mining.  The current life of mine plan, which includes mineral reserves in the Aqqaluk deposit, described below, will deplete the reported open pit reserves and resources in 2030.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native development corporation.  Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals.  The terms of the development and operating agreement also have provisions regarding employment and contracting preferences and additional lease rental payments.  In addition to the royalties payable to NANA, the operation is subject to state and federal income taxes.

All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant.  Mill process water is reclaimed from the tailings pond.  The mine and an associated port facility operate under effluent permits issued by the United States Environmental Protection Agency (the “EPA”) and air permits issued by the State of Alaska.  In 2007, in response to an appeal, the EPA withdrew the mine’s recently renewed water discharge permit for procedural reasons.  The previous permit was then extended pending the issuance of a new permit to be issued in connection with the permitting of the Aqqaluk deposit, the next orebody to be developed.

On December 15, 2009, the State of Alaska issued a Section 401 Certification under the U.S. Clean Water Act of the mine’s new water discharge permit.  On January 15, 2010, two non-profit law firms representing local tribal and environmental groups filed an appeal of the State's 401 Certification, asserting that certain provisions do not comply with the Clean Water Act.  If successful, the appeal of the 401 Certification could result in revisions to the water discharge permit or remand of the permit to EPA if it is also subject to an appeal.  The 401 Certification will remain in effect pending resolution of the appeal.

On January 8, 2010, the EPA approved the Supplemental Environmental Impact Statement (SEIS) for the Aqqaluk deposit and, simultaneously, issued a renewal of the water permit.  On February 16, 2010, the same groups that appealed the 401 Certification filed a Petition for Review of the water permit.  On February 26, 2010, the EPA notified us that, as a result of the appeal, the conditions of the new permit governing effluent limitations for lead, selenium, zinc, cyanide and Total Dissolved Solids (TDS) are stayed pending a resolution of the appeal by the Environmental Appeal Board.  Until then, the corresponding conditions in our existing permit will remain in effect.  The existing permit, which was issued in 1998, contains an effluent limitation for TDS that the mine cannot meet.  We will be discussing that issue with EPA before making a decision on the development of Aqqaluk.  Other State and local permits required for the development of Aqqaluk were received in December.   The appeal period for

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those permits has expired.  A wetlands permit from the Army Corp of Engineers, which allows us to perform work in the limited wetlands area of the deposit, was received on March 11, 2010.  The permit becomes effective when we receive a finalized copy, which is expected to occur shortly.  There is no specific period established for an appeal of this permit.

At current production rates, the main pit is expected to be exhausted by the end of the first quarter of 2011.  An appeal of the SEIS or wetlands permit could also delay access to the Aqqaluk deposit. Our current operating plan is to continue to mine the main pit until mid 2011 but to maintain efficient production rates this ore will eventually need to be supplemented with ore from Aqqaluk. Permit appeals that delay access to Aqqaluk could affect our transition plan and production at Red Dog could be curtailed in October 2010.  Assuming no interruption or reduction in production relating to these permitting issues, we expect 2010 production to be approximately 550,000 tonnes of zinc in concentrate and 95,000 tonnes of lead in concentrate.

The mine is currently operating in compliance with the TDS limits in the consent decree issued in respect of the settlement of a complaint filed by the Village of Kivalina.  The mine is in material compliance with the consent decree and those in the renewed discharge permit.  The mine is also in material compliance with all of its other permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

Red Dog is comprised of a number of sedimentary hosted exhalative (SEDEX) lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks.  The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks.  Barite rock is common in and above the sulphide units.  Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena.  Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

In 2009, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe.  The lead concentrate production is also shipped to Trail and to customers in Asia and Europe. The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges.  The balance is sold on the spot market at prices based on prevailing market quotations.  The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal with the majority of sales in the last five months of each year.  Concentrate is stockpiled at the port facility and is typically shipped between July and October.

Dewatering of our five-hole shallow shale-gas exploration wells was completed at year end.  Additional drilling and capital expenditure decisions are pending completion of the reservoir calculations by a third- party engineering firm.  The results of this analysis are currently anticipated in the second quarter of 2010.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004.   Historically, all of the concentrate from Pend Oreille was trucked to our Trail metallurgical operations for processing.

Teck Resources Limited – 2009 Annual Information Form	Page 17

Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

The Pend Oreille mine is a carbonate hosted zinc-lead ore body situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west.  Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy.  Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates. In February 2009, we temporarily suspended operations and put the mine on care and maintenance as a result of low zinc prices.  See “Mineral Reserves and Resources” at page 26 of this Annual Information Form.

Pillara Mine, Lennard Shelf, Australia (Zinc)

We own a 50% share interest in Lennard Shelf Pty Ltd., which owns the Pillara underground mine in the Kimberly region of Western Australia, 2,600 kilometres northeast of Perth and 400 kilometres east of Broome along the Great Northern Highway.  In August 2008, mining operations were suspended and reclamation is currently underway.

Refining and Smelting

Trail Metallurgical Operations

Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc and lead.  It also produces silver and gold, germanium dioxide, indium, cadmium and copper compounds as metal co-products, along with a variety of sulphur products and ammonium sulphate fertilizers.

Trail’s zinc operations consist of six major metallurgical plants, one fertilizer plant and two specialty metal plants.  The facility has an annual capacity of approximately 295,000 tonnes of refined zinc.  Zinc concentrates are initially treated in roasters or pressure leach facilities.  The zinc and other elements are put into solution before the zinc is purified and electroplated onto cathodes in an electrolytic refining plant.  Refined zinc is produced by remelting the zinc cathodes and then casting the zinc into various shapes, grades and alloys to meet customer requirements.  A range of valuable metals, including indium and germanium, are extracted as co-products.  Lead concentrates, recycled batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace and electro-refined into lead in the refinery.  Silver and gold are also recovered from this circuit after further processing. In 2007, the facility started to recycle electronic waste and processed 12,322 tonnes of that material in 2009.

Metallurgical effluent and drainage water from the smelter site that requires treatment is collected in ponds and treated through a water treatment plant.  The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment.  The

Teck Resources Limited – 2009 Annual Information Form	Page 18

operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Metals also owns an undivided two-thirds interest in the Waneta hydroelectric power plant near Trail.  B.C. Hydro acquired the balance from Teck on March 5, 2010.  The plant has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy.  This plant, pursuant to agreements with B.C. Hydro, provides electric power to the Trail metallurgical operation.  The operation of Waneta and other hydroelectric plants in the watershed are governed by the Canal Plant Agreement (CPA), a contractual arrangement with B.C. Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.

Teck Metals and B.C. Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with B.C. Hydro’s acquisition of its one-third interest in the Waneta power plant.  The agreement generally governs the relationship between Teck Metals and B.C. Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership matters.  The agreement also generally provides for the firm delivery of energy from Waneta to B.C. Hydro until 2036.  If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall.  The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.  Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail’s zinc operations may be sold by Teck Metals, subject to offering B.C. Hydro the first right to purchase the surplus.

We also own a 15 kilometre transmission line from Waneta to the United States power distribution system.

Coal

Teck Coal Partnership, Canada

Teck Coal has six operating mines.  It wholly owns Fording River, Coal Mountain, Line Creek and Cardinal River, has a 95% partnership interest in the Elkview mine, and has an 80% joint venture interest in the Greenhills mine.  The Cardinal River mine is located in west central Alberta.  The other five mines are located in close proximity to each other in the Elk Valley region of southeast British Columbia.

The following chart lists significant coal rights held by Teck Coal as at December 31, 2009:

Mineral Holdings (thousand hectares, rounded)	Fee Simple	Crown Lease and License	Total
Coal British Columbia Alberta	39 1	68 39	107 40
All Mines and Minerals except Petroleum & Natural Gas British Columbia	6	–	6
Total	46	107	153

Teck Resources Limited – 2009 Annual Information Form	Page 19

In British Columbia, coal licenses are issued for one-year terms and have an initial cost of $7 per hectare, increasing by $5 per hectare every five years to a maximum of $30 per hectare.  Teck Coal currently pays license fees ranging from $7 to $30 per hectare.  Coal leases are granted for periods of 30 years and have an annual cost of $10 per hectare.  In Alberta, Crown leases are granted by the provincial government and are generally issued for 15 years.  Annual lease rentals are approximately $3.50 per hectare.  In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck Coal’s six coal mines operate in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.

All of Teck Coal’s mines are conventional open pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year.  Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities.  Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes.  All of the mines are accessed by two lane all-weather roads which connect to public highways.  All the mines operate under permits granted by Provincial and/or Federal regulatory authorities.  From time to time each of the mines may require additional permits as they progress through their long term mine plans.  All permits necessary for the current operations of the mines are in hand and in good standing.  Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.

Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.  Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

In 2009 we produced approximately 18.9 million tonnes of coal.  We have taken steps to increase our production levels and project coal production in 2010 to be 23.5 million to 25 million tonnes and are planning for further production increases in 2011 and 2012.

Coal Transportation and Sales

Teck Coal ships most of the coal produced at the five mines in the Elk Valley and the Cardinal River mine in west central Alberta to west-coast ports in British Columbia.  All of the rail service from the five mines located in the Elk Valley originates with Canadian Pacific Railway Company (“CPR”).  CPR transports some of these westbound shipments via CPR and Canadian National Railway Company (“CNR”) whereby CPR transports the coal from the Elk Valley mines to Kamloops, BC, and interchanges the trains with CNR for furtherance to the west-coast, pursuant to an arrangement between Teck Coal and CNR.  Most shipments, however, are transported to west-coast ports by CPR.  Rail rates on the CPR system from the Elk Valley to Westshore Terminals Ltd. (“Westshore”) and Neptune Terminals, and from the Elk Valley to the Kamloops interchange, expire April 7, 2010 and March 1, 2010, respectively.  Teck Coal is currently in negotiations with its rail service providers to establish rates upon expiry of these arrangements.  CNR provides rail service from the Cardinal River mine pursuant to an agreement expiring December 31, 2010.  Approximately 10% of the coal produced at the five mines in the Elk Valley is transported directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, and to customers in the Great Lakes region.

Teck Resources Limited – 2009 Annual Information Form	Page 20

Westshore provides ship-loading services at Roberts Bank, British Columbia, and in 2009 provided services for approximately 75% of Teck Coal’s steelmaking coal shipments.  In February 2010 Teck Coal and Westshore recently reached agreement in principle in respect of coal originating from the Elkview, Line Creek and Cardinal River mines which expires in March 2012.  The contract in respect of coal originating from the Fording River, Greenhills, and Coal Mountain mines expires in February 2012.  Neptune Terminals, in which Teck Coal has a 46% ownership interest, provides ship-loading services for the balance of coal shipments loaded on a cost-of-service basis.

Historically, Teck Coal’s product has been sold principally at annually negotiated prices to approximately 50 customers around the world.  Coal is generally priced, particularly in traditional markets, on an annual basis for the 12-month period beginning April 1 in each year, referred to as a “coal year.” In 2009 Teck Coal sold a significant portion of its coal on a shorter pricing cycle and expects the trend toward an increasing portion of its sales volumes priced on a shorter pricing cycle to continue.

Property Description

In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending synclines with near horizontal to steep westerly dipping thrust faults and a few high angle normal faults.  This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Over 13 coal seams are considered to be economic, consisting of medium to high volatile bituminous coal that is primarily of metallurgical quality, with minor amounts of thermal quality coal along the seam outcrops.  They vary in thicknesses up to 15 metres and are generally overlain comfortably by strata of the Elk Formation.  This formation is commonly a succession of sandstones, chert pebble conglomerates and random occurrences of very thin coal seams.

Elkview Mine, Canada

Teck Coal has a 95% partnership interest in the Elkview mine.  The remaining 5% is held equally by Nippon Steel Corporation and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005 for US$25 million.  The Elkview mine is an open pit coal mine located approximately three kilometres east of Sparwood in southeastern British Columbia.

The mine is comprised of 27,054 hectares of coal lands of which 3,599 hectares have been mined or are scheduled for mining.

The coal produced is a high-quality mid-volatile hard coking coal.  Lesser quantities of lower grade hard coking coal are also produced.  The mine has a current production capacity of approximately 5.6 million tonnes of clean coal and the preparation plant has a capacity of 6.5 million tonnes per year of clean coal.

At 2009 production rates, the Elkview mine is estimated to have a remaining reserve life of approximately 55 years.

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Fording River Mine, Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine is comprised of 20,304 hectares of coal lands of which 4,263 hectares have been mined or are scheduled for mining.

Coal mined at Fording River is primarily metallurgical coal, although a small amount of thermal coal is also produced.  The current annual production capacity of the mine is 8.0 million tonnes of clean coal and the preparation plant is 10 million tonnes of clean coal.

The majority of current production is derived from the Eagle Mountain pit.  Proven and probable reserves at Fording River are projected to support mining at 2009 production rates for a further 41 years.  Fording River’s reserve areas include Eagle Mountain, Greenhills Ridge, Turnbull, Henretta, and Castle Mountain.

Greenhills, Canada

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO.  Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest.  The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests.  Under the Greenhills Joint Venture Agreement, Teck Coal is the manager and operator of Greenhills.  Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills from certain defined lands until the Greenhills Joint Venture Agreement terminates on the earlier of: (i) the date the reserves on the defined lands have been depleted; and (ii) March 31, 2015.

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site is comprised of 11,806 hectares of coal lands of which approximately 2,265 hectares have been mined or are scheduled for mining.

Coal mined at Greenhills is primarily metallurgical coal, although a small amount of thermal coal is also produced.  The current annual production capacities of the mine and preparation plant (on a 100% basis) are 4.0 and 4.5 million tonnes of clean coal, respectively.

Production is derived from the Cougar South pit.  Proven and probable reserves at Greenhills are projected to support mining at 2009 production rates for a further 25 years.

Coal Mountain, Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia.  The mine site is comprised of 3,836 hectares of coal lands of which approximately 1,016 hectares are currently being mined or are scheduled for mining.  Coal Mountain produces both metallurgical and thermal coal.  The current annual production capacities of the mine and preparation plant are 2.7 and 3.5 million tonnes of clean coal, respectively.  Proven and probable reserves at Coal Mountain are projected to support mining at 2009 production rates for a further 9 years.

Line Creek, Canada

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The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia.  Line Creek supplies metallurgical and thermal coal to a variety of international and domestic customers.  The Line Creek property consists of 8,183 hectares of coal lands of which approximately 2,267 hectares are currently being mined or are scheduled for mining.

The current annual production capacities of the mine and preparation plant are 2.5 and 3.5 million tonnes of clean coal, respectively.  At 2009 production rates Line Creek has an estimated remaining reserve life of approximately 10 years.

Cardinal River Mine, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta.  Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retain a net revenue royalty of 2.5 percent based on any coal mined from the Cheviot pit and certain other former Luscar properties.

In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant.  Coal mined at Cardinal River is primarily metallurgical coal, although a small amount of thermal coal is also produced.  The current annual production capacities of the mine and preparation plant are 2.0 and 3.0 million tonnes of clean coal, respectively.

At 2009 production rates, Cardinal River is expected to have a mine life of approximately 27 years.

Other Coal Projects

Other coal properties include Mt Babcock (Quintette) and Mt Duke (92.6% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview. The only work completed on these properties in 2009 was an updated geological model of the Marten Wheeler property and an engineering study on Mt Babcock/Quintette to document the scope of work required to bring the existing processing plant back into service.  The Mt Babcock/Quintette mine ceased production in 2000 and has been on care and maintenance since that time.  Teck Coal intends to commence a feasibility study in 2010 with respect to possibly restarting mining operations at Mt Babcock/Quintette.

Oil Sands

Fort Hills Project

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy LP (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project.  On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%.  The other limited partners are Suncor Energy Inc. (“Suncor”), with a 60% limited partnership interest and UTS Energy Corporation (“UTS”) with a 20% interest.  Suncor acquired its interest in the Fort Hills oil sands project following the completion of their merger with Petro-Canada in August 2009.  Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.  Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the next $5 billion of project expenditures.  These amounts include the subscription price for our 20% interest.  The partners will fund further project

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expenditures in proportion to their respective partnership interests.  Our cumulative spending on the project is $901 million at the end of 2009.

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7404080933, Alberta Oils Sands Lease No. 7404080932 and Alberta Oil Sands Lease No. 7400120008 (collectively, with certain other leases acquired for tailings disposal, the “Leases”).  The Leases are located approximately 90 kilometres north of Fort McMurray, Alberta.  The Leases cover a contiguous area of approximately 24,720 hectares on the east bank of the Athabasca River.  In March 2009, the Partnership announced it had reached agreement with the Government of Alberta to extend the term of the Fort Hills oil sand leases until July 31, 2019, in exchange for a commitment to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills oil sands project.

An affiliate of Suncor acts as contract operator of the project pursuant to an operating services contract.  The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented.  Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee.  The Partnership Agreement contemplates that the contract operator will market 100% of project production on behalf of the partnership for a minimum initial period of 4 years after first commercial production of bitumen.  Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

The timing of a final investment decision on the Fort Hills oil sands project is dependent on the outcome of the project review by Suncor, the operator and 60% partner, which is scheduled for completion by the fourth quarter of 2010. Spending on the project has been reduced and the workforce downsized during this interim period to allow the project review to be completed. Suncor has provided a forecast project spending estimate of $33 million for 2010, of which our share would be $9 million compared with our $271 million share in 2009, assuming the planned regulatory work is completed during the year.

In September 2009, Suncor, on behalf of the Fort Hills Partnership, submitted an optimized mine plan and an annual tailings management plan to the Alberta Energy Resources Conservation Board (“ERCB”). This optimized mine plan improves the mine’s economics over the first 10 years of production in comparison to the previous plan and provides details of how the operator intends to comply with the requirements of ERCB Directive 074, “Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes.”

Teck engaged Sproule Unconventional Limited (“Sproule”) to prepare an independent opinion of the contingent bitumen resources of Teck effective as of December 31, 2009.  Sproule’s work on the Fort Hills Project included a geological audit and review of the most recent optimized mine plan, as of December 31, 2009 and resulted in an increase in the “Low Case” contingent resource estimate of 300 million barrels of recoverable bitumen to 2.40 billion barrels of recoverable bitumen, representing over 34 years of production at the current maximum approved production rate.  The “Best Case” contingent resource estimate was reduced by 490 million barrels to 3.39 billion barrels of recoverable bitumen, representing over 48 years of production at the current maximum approved production rate and the “High Case” was unchanged at 4.35 billion barrels of recoverable bitumen, representing over 62 years of production at the current maximum approved production rate.  Teck’s 20% interest in the Fort Hills project represents 678 million barrels of recoverable bitumen based on Sproule’s December 31, 2009 “Best Case” estimate. The term “contingent resource” is taken from the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) as prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  The volumes set out above refer to potentially recoverable volumes of asphaltene reduced bitumen

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resources and were calculated at the outlet of the proposed extraction plant.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Teck/UTS Joint Venture

Under a joint bidding agreement with UTS Energy Corporation (“UTS”), we have acquired a 50% interest in other oil sands leases in the Athabasca region of Alberta.  Our total acquisition and exploration costs of these leases were $348 million.  The 2008/2009 exploration program consisted of approximately 54 strategically placed wells in the Lease 421 Area east of the Athabasca River with a view to maximizing the resource potential per well.

In March 2008, a Public Disclosure Document was released describing preliminary development plans for two new oil sands mines for certain leases that we jointly hold with UTS.  The Equinox oil sands project, which we formerly referred to as Lease 14, is located immediately west of the Fort Hills project and the Frontier oil sands project, which includes Lease 311, is approximately 10 kilometres north of the Equinox project.  The filing of the Public Disclosure Document begins the formal regulatory process for the two projects.

Frontier and Equinox Projects

The Equinox oil sands project consists of approximately 2,890 hectares of oil sands lease (Lease 14) immediately west of the Fort Hills project. A draft Design Basis Memorandum study to assess the feasibility of developing the Equinox project as a stand-alone 50,000 barrel per day bitumen mining/extraction operation was completed in the second quarter of 2009.

The Frontier oil sands project consists of approximately 26,112 hectares of oil sands leases, including Lease 311, and is located on the west side of the Athabasca River approximately 10 kilometres north of the Equinox project.  The joint venture completed 353 core holes in the first quarter of 2008, of which 325 core holes were located in the Frontier project area.  Full assay and test results have been completed on the cores from the 2007/2008 winter exploration program.  The joint venture has a field exploration program on the project consisting of approximately 80 core holes planned for the 2010 winter exploration program.

Engineering studies on the Frontier project began in the second quarter 2009 assessing various development options for a stand-alone mine/extraction operation of up to 240,000 barrels of bitumen per day from Frontier and an additional 30,000 to 50,000 barrels of bitumen per day from Equinox or using Equinox bitumen to extend the Frontier project life.  The results of the study are expected in by early 2011 and will be compared to the draft design basis memorandum study for Equinox as a stand-alone project.

In February 2009, w received the final terms of reference for the Environmental Impact Assessment for both the Frontier and Equinox projects.  This establishes the terms to complete the Environmental Impact Assessment for submission to Alberta Environment.

Engineering studies continue on the Equinox project, which included running a 1,500 tonne bulk sample through a pilot plant in the second half of 2008 to develop process design parameters for both the Equinox and Frontier projects.  The pilot plant work that was commenced in the second half of 2008 was concluded in August 2009.  The results of the pilot plant are necessary to advance the Equinox and Frontier projects.

The joint venture continues to advance the Equinox project through the permitting process.

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See “Oil and Gas Resources” at page 34 for a discussion of the contingent resource estimates for the Frontier and Equinox Projects.

Other Oil Sands Interests

Teck jointly holds with third parties additional oil sands leases both east of the Athabasca River (60,000 hectares) and west of the Athabasca River (34,700 hectares).  During the 2009 winter season we drilled 54 core holes in the Lease 421 Area east of the Athabasca River.  The results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with oil sands grades ranging from 9 to 18 percent by weight and overburden thicknesses ranging from 10 to 68 metres (averaging 39 metres).  These results indicate the potential for a mineable resource, however further core hole drilling will be required to establish the quantity and quality of any potential resource.  There is no exploration drilling program planned during 2010 on these other oil sands leases.

Exploration

In 2009, our exploration expense was $33 million.  Approximately 23% of expenditures were dedicated to exploration for zinc, 13% for gold, 62% for copper and approximately 2% were dedicated to other commodities.  Of the total exploration expenditures, approximately 38% was spent in North America, 30% in South America, 18% in Europe and 14% in Asia-Pacific. Planned expenditures for 2010 are approximately $77 million.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies.  Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.

Corporate

For financial reporting purposes, we report on a corporate segment that includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

Gold

Following the sale in 2009 of our principal gold assets at the operating or development stage, we are refocusing our gold strategy.  While we intend to continue to explore for gold assets, we are not committed to developing and operating them ourselves.  We have established a team within our exploration group with a mandate to acquire additional early stage gold exploration properties and to identify and act on opportunities to realize value from our existing portfolio of gold exploration assets, and from these new opportunities, at an appropriate point in the exploration and development cycle.

MINERAL RESERVES AND RESOURCES

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources.

See Notes to Mineral Reserves and Resources Tables at page 29, after the Mineral Resources table.

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MINERAL RESERVES(1) AT DECEMBER 31, 2009
	Proven		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(%)	(000’s)	(%)	(000’s)	(%)	Interest

Copper
Highland Valley Copper	420,000	0.36	20,000	0.19	440,000	0.35	97.5%

Antamina
Copper only ore	81,600	1.08	445,400	1.05	527,000	1.05	22.5%
Copper-zinc ore	36,700	0.90	134,900	1.06	171,600	1.02	22.5%
	118,300	1.02	580,300	1.05	698,600	1.04	22.5%

Quebrada Blanca
Heap leach ore (2)	31,100	0.81	2,100	0.77	33,200	0.81	76.5%
Dump leach ore (2)	95,300	0.34	28,900	0.28	124,200	0.33	76.5%
	126,400	0.46	31,000	0.31	157,400	0.43	76.5%

Andacollo
Heap leach ore (2)	5,200	0.44			5,200	0.44	90%

Andacollo hypogene	157,200	0.42	239,400	0.36	396,700	0.38	90%

Duck Pond	2,700	2.86	500	3.05	3,100	2.89	100%

Molybdenum
Highland Valley Copper	420,000	0.007	20,000	0.014	440,000	0.008	97.5%
Antamina	81,600	0.037	445,400	0.031	527,000	0.032	22.5%

Zinc
Red Dog	4,900	20.0	52,700	15.9	57,600	16.2	100%
Pend Oreille	1,600	6.4	300	4.4	1,900	6.1	100%
Antamina	36,700	2.2	134,900	2.0	171,600	2.0	22.5%
Duck Pond	2,700	4.7	500	2.6	3,100	4.4	100%

Lead
Red Dog	4,900	5.0	52,700	4.2	57,600	4.2	100%
Pend Oreille	1,600	1.3	300	0.6	1,900	1.2	100%

Metallurgical Coal (3)
Fording River	199,800		47,700		247,500		100%
Elkview	168,100		63,600		231,700		95%
Greenhills	63,900		15,200		79,000		80%
Line Creek	18,600		100		18,600		100%
Cardinal River	4,700		38,200		42,900		100%

PCI Coal (3)
Greenhills	3,200		900		4,100		80%
Coal Mountain	19,100		0		19,100		100%
Line Creek	400		0		400		100%

Thermal Coal (3)
Fording River	1,200		1,200		2,400		100%
Greenhills	800		900		1,700		80%
Coal Mountain	2,500		400		2,900		100%
Line Creek	1,100		0		1,100		100%

	Proven		Probable		Total
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(g/t) (4)	(000’s)	(g/t)	(000’s)	(g/t)	Interest

Gold
Andacollo hypogene (8)	157,200	0.14	239,400	0.12	396,600	0.13	90%

Teck Resources Limited – 2009 Annual Information Form	Page 27

MINERAL RESOURCES(1) AT DECEMBER 31, 2009
	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(%)	(000’s)	(%)	(000’s)	(%)	Interest

Copper
Highland Valley Copper	166,100	0.30			35,700	0.17	97.5%

Antamina
Copper only ore	29,600	0.49	126,400	0.83	487,200	0.83	22.5%
Copper-zinc ore	13,500	0.48	20,600	1.09	92,800	0.86	22.5%
	43,100	0.49	147,000	0.87	580,000	0.84	22.5%

Quebrada Blanca
Heap leach ore (2)	2,400	0.74	700	0.70	500	0.70	76.5%
Dump leach ore (2)	15,400	0.33	22,600	0.30	27,400	0.26	76.5%
	17,800	0.39	23,300	0.31	27,900	0.27	76.5%

Quebrada Blanca hypogene	13,700	0.59	157,100	0.57	1,184,700	0.49	76.5%

Andacollo Heap Leach (2)	800	0.21	200	0.18			90%

Andacollo hypogene	13,300	0.35	103,600	0.31	21,800	0.31	90%

Galore Creek	4,700	0.52	781,000	0.52	357,700	0.36	50%
Duck Pond	200	2.40	100	2.70	400	3.10	100%
San Nicolas	1,900	0.73	78,100	1.34	7,000	1.28	79%
Relincho			648,000	0.47	36,000	0.37	100%

Molybdenum
Highland Valley Copper	166,100	0.013			35,700	0.018	97.5%
Antamina	29,600	0.041	126,400	0.022	487,200	0.017	22.5%
Quebrada Blanca hypogene			157,100	0.017	1,184,700	0.020	76.5%
Relincho			648,000	0.026	36,000	0.023	100%

Zinc
Red Dog			5,900	20.0	2,100	10.9	100%
Pend Oreille					2,700	5.9	100%
Antamina	13,500	0.9	20,600	1.4	92,800	1.6	22.5%
Duck Pond	200	5.5	100	3.2	400	6.7	100%
San Nicolas	1,900	3.6	78,100	1.8	7,000	1.4	79%

Lead
Red Dog			5,900	6.3	2,100	4.2	100%
Pend Oreille					2,700	1.2	100%

Titanium
White Earth (5)(6)			428,000	11	1,031,000	10	100%

Metallurgical Coal (7)
Fording River	413,000		915,000		830,000		100%
Elkview	511,300		256,900		221,400		95%
Greenhills	122,500		217,100		160,200		80%
Line Creek	354,800		412,200		433,100		100%
Cardinal River	35,600		4,000		100		100%
Mt Babcock	66,000		145,400		176,300		100%
Mt Duke	25,600		111,900		162,300		92.68%
Elco	32,400		158,500		143,400		75%

PCI Coal (7)
Greenhills	8,800		11,800		11,700		80%
Coal Mountain	57,200		27,400		21,400		100%
Line Creek	2,400		1,200		500		100%
Marten Wheeler	83,200		223,000		215,000		100%

Thermal Coal (7)
Fording River	5,000		5,000		3,000		100%
Greenhills	1,500		3,200		4,200		80%
Coal Mountain	5,700		1,500		900		100%
Line Creek	14,700		7,500		5,300		100%
Mt Babcock	1,500		1,200		300		100%
Mt Duke	1,200		4,800		7,300		92.68%
Elco	700		6,500		6,300		75%
Marten Wheeler	900		2,200		1,400		100%

	Measured		Indicated		Inferred		Teck
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest
	(000’s)	(g/t) (4)	(000’s)	(g/t)	(000’s)	(g/t)

Gold
Andacollo hypogene (8)	13,300	0.09	103,600	0.11	21,800	0.10	90%

Galore Creek	4,700	0.37	781,000	0.29	357,700	0.18	50%

Teck Resources Limited – 2009 Annual Information Form	Page 28

Notes to Mineral Reserves and Resources Tables

(1)	Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.

(2)
For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper.  Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach process.

(3)	Coal reserves are reported as tonnes of clean coal.

(4)	g/t = grams per tonne.

(5)
Historical Resource Estimates. These estimates pre-date the adoption of NI 43-101. These estimates are reported using resource classification categories that conform to those prescribed by NI 43-101, but are not supported by quality assurance and quality control procedures that conform to current practice. In some cases, management has reclassified material from the measured or indicated resource category to the inferred category. Nonetheless, management believes these estimates are reliable and relevant because they are based on engineering and feasibility studies prepared prior to 2000 in accordance with then-prudent engineering practice.

(6)	Grade reported as %TiO2.

(7)	Coal resources are reported as tonnes of raw coal.

(8)
In 2010, an interest in future gold production from the Andacollo mine was sold.  The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reaches 910,000 ounces of gold, and 50% thereafter.  Reserves and resources are stated without accounting for this production interest.

Mineral Reserves and Mineral Resources

Standard

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November 2005 and incorporated in National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”), by Canadian securities regulatory authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from the Geological Survey of Canada Paper 88-21. Classification terminology for coal conforms to CIM definitions incorporated into NI 43-101. Mineral Resources are reported separately from and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of Mineral Resource which is not classified as Mineral Reserve does not have demonstrated economic value.

Definitions

The CIM definitions on Mineral Resources and Mineral Reserves provide as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Teck Resources Limited – 2009 Annual Information Form	Page 29

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Methodologies and Assumptions

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates on which reserve estimates are based, are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to the style of mineralization, have been used in the estimation of reserves at our material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for assumed metal price assumptions for the purpose of reserve estimation are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Teck Resources Limited – 2009 Annual Information Form	Page 30

Comments on Individual Operations

Highland Valley Copper

In 2009, normal mine production removed 34.7 million tonnes from reserve and processed an additional 9 million tonnes of low grade material.  The low grade material, which was not previously included in reserve, was processed to take advantage of short-term metal prices.  Mineral reserves assume US$1.60/lb copper, US$10.00/lb molybdenum and will sustain the operation until 2020.  Mineral resource estimates were based on US$1.99/lb to US$2.05/lb copper and US$12.40/lb to US$12.78/lb molybdenum.  Reserve estimates assume a C$1.20 per US$1.00 exchange rate and resources C$1.05 per US$1.00.

Antamina

Two general ore types occur at Antamina. These are copper ores from which copper and molybdenum concentrates are produced and copper-zinc ores, from which copper and zinc concentrates are produced. Mine production in 2009 processed 31.7 million tonnes from reserve and 1.9 million tonnes from resource. Reported mineral reserves and resource estimates assume US$1.39/lb copper, US$0.64/lb zinc and US$9.67/lb molybdenum. Current reserves are expected to sustain mine operations until 2029.

Quebrada Blanca

Changes to the 2009 heap leach and dump leach reserve correspond to the removal of 20 million tonnes through normal mine depletion.  Reserve reductions associated to mine design were more than offset by lower operating costs and model refinements.  Heap and dump leach reserves and resources assumed US$1.80/lb copper, a 0.60% soluble copper cutoff for the heap leach and a 0.13% soluble copper cutoff for dump leach.  Leach reserves are expected to sustain mine operations until 2015.

In late 2009, Teck increased the estimate of the (concentrator) resource below the current open leach pit.  Resource estimates were updated in late 2009 to reflect 2008 and 2009 definition drilling.  The updated resource was drill defined at 100 to 200 metre centers and assumes US$1.90/lb copper and US$12/lb molybdenum.

Carmen de Andacollo

The Carmen de Andacollo operation includes an operating heap-dump leach operation as well as a copper-gold hypogene (concentrator) development project.  The hypogene concentrator will be commissioned in 2010.  Mineral reserve and resource estimates assume US$1.80/lb copper for the leach operation and US$1.60/lb copper and US$500/oz gold for the hypogene operation.

In 2009, the leach operation mined 3.1 million tonnes from reserve.  Leach reserves will continue to feed the SXEW plant until 2011.  Proven and probable hypogene reserves will feed the concentrator until 2029.  In 2010 an interest in future gold production from the Andacollo mine was sold.  The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reaches 910,000 ounces of gold, and 50% thereafter.  Reserves and resources are stated without accounting for this production interest.

Teck Resources Limited – 2009 Annual Information Form	Page 31

Duck Pond

The Duck Pond mine began commercial production in April 2007.  Reserve reductions in 2009 are attributed to normal mine production (532,000 tonnes).  Reserve and resource estimates were prepared using US$1.80/lb copper, US$0.70/lb zinc, US$10.00/oz silver and a C$1.20 per US$1.00 exchange rate.

Red Dog

Reserve changes at Red Dog are consistent with normal mining depletion.  Mine production removed 3.4 million tonnes of reserves from the Main pit in 2009.  Proven reserves have been drill defined at 30 metre centres, probable reserves at 30 to 60 metre centres and resources at 60 to 120 metre centres.  All mineral reserves and indicated resources are mineable by open pit methods and assume US$0.75/lb zinc and US$0.45/lb lead.

Pend Oreille

In February 2009, Teck temporarily suspended operations at the Pend Oreille mine due to reduced metal demand and the persistent weakness in zinc price.  The operation has been placed on care and maintenance until market conditions improve.  Mineral reserves and resources estimates assume US$0.95/lb zinc and US$0.90/lb lead.

Other Copper and Zinc Resources

Indicated and inferred resources for Relincho were prepared in 2008, assuming US$1.80/lb copper and US$10.00/lb molybdenum and a C$1.20 per US$1.00 exchange rate, together with then current capital cost estimates.  Mineral resource estimates at San Nicolas were prepared in 2001 assuming US$0.90/lb copper and US$0.50/lb zinc and a C$1.50 per US$1.00 exchange rate, together with then current capital cost estimates.  Resource estimates for Galore Creek were prepared in 2007 and assume US$1.55/lb copper and US$650/oz gold and a C$1.10 per US$1.00 exchange rate, together with then current capital cost estimates.

Fording River

Reserve reductions in 2009 were attributed to mine production of 6 million tonnes.  All reserves are based on an assumed long term selling price at the Port of Vancouver of US$100/t for metallurgical coal at an exchange rate of C$1.20 per US$1.00.

Elkview

Teck Coal has a 95% interest in the Elkview mine. The reserves are relatively unchanged in 2009 as new drilling confirmed enough new reserves to offset production depletion in 2009. All reserves are based on an assumed long term selling price at the Port of Vancouver of US$100/t for metallurgical coal at a C$1.20 per US$1.00 exchange rate.

Greenhills

Teck Coal owns 80% of the Greenhills joint venture with POSCAN owning the other 20%.  A footwall pushback has added 7.2 million tonnes to reserves which more than offset the 2009 production of 3.4 million tonnes. All reserves are based on an assumed long term selling price at the Port of Vancouver of US$100/t for metallurgical coal at an exchange rate of C$1.20 per US$1.00.

Teck Resources Limited – 2009 Annual Information Form	Page 32

Line Creek

Line Creek has the shortest reserve life of the operating Teck Coal mines. A new mine design in the existing North Line Creek mining area has added 6.8 million tonnes of new reserves.  All reserves are based on an assumed long term selling price at the Port of Vancouver of US$100/t for metallurgical coal at an exchange rate of C$1.20 per US $1.00.

Coal Mountain

The Coal Mountain Operation is a relatively low strip ratio open pit operation that primarily mines PCI coal from a highly folded and faulted deposit. Reserves at Coal Mountain are based on an assumed long term selling price at the Port of Vancouver of US$77/t for PCI coal at an exchange rate of C$1.20 per US$1.00.

Cardinal River

New exploration drilling and additional engineering work have resulted in a small increase in reserves at Cardinal River in 2009. All reserves are based on an assumed long term selling price at the Port of Vancouver of US$100/t for metallurgical coal at an exchange rate of C$1.20 per US$1.00.

Other Coal Projects

Other coal properties include Mt Babcock (Quintette) and Mt Duke (92.6% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview. The Mt Babcock / Quintette mine ceased production in 2000 and has been on care and maintenance since that time.

Risks and Uncertainties

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “Description of the Business”.

Qualified Persons

Estimates of the mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Paul C. Bankes, P.Geo., who is an employee of Teck Resources. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Americo Zuzunaga, AIMM, who is an employee of Compañía Minera Antamina S.A..  Messrs. Bankes and Zuzunaga are the Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were

Teck Resources Limited – 2009 Annual Information Form	Page 33

prepared under the general supervision of Don Mills, P.Geol. and Ross Pritchard, P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

OIL AND GAS RESOURCES

A contingent resource for oil and gas reporting purposes is different that a mineral resource.  Contingent resources are estimated in accordance with the standards set out in the COGE Handbook.  As further described below, contingent resources are defined in the COGE Handbook as those quantities of oil and gas that are estimated on a given date to be potentially recoverable from known accumulations but are not currently economic.  There is no certainty that it will be commercially viable to produce any portion of the resources.

Fort Hills Project

We hold a 20% limited partnership interest in the Fort Hills Partnership, which is developing the Fort Hills oil sands project.  The Fort Hills Partnership retained independent reserves evaluators Sproule Unconventional Limited (“Sproule”) to prepare a geological audit of the contingent bitumen resource estimated for the Fort Hills project as at December 31, 2009.

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as audited by Sproule is summarized as follows:

	December 31, 2009
	Contingent Bitumen Resource
	100% (billion barrels)	Our 20% share (million barrels)

Low estimate	2.40	480
Best estimate	3.39	678
High estimate	4.35	870

The bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant.  The current Suncor mine plan for the project is the basis of the best estimate.

Teck Resources/UTS Joint Venture

Frontier and Equinox Projects

Together with UTS, we have jointly acquired oil sands leases on approximately 306,000 acres of land in the Athabasca region of northern Alberta.

The Teck /UTS Joint Venture completed 353 core holes in the first quarter of 2008, of which 325 holes were in the Frontier Project area. Full assay and test results have been completed on the cores from the 2007/2008 winter exploration program, the geological model has been updated and a contingent resource estimate has been prepared by Sproule for the southern portion of the Frontier project. As at December 31, 2009, Sproule, as independent reserve evaluators, presented a contingent resource estimate for the southern portion of the Frontier project. Our 50% interest in the Frontier project represents 725 million barrels of recoverable bitumen based on Sproule’s best estimate of the contingent bitumen resource of 1.45 billion barrels of recoverable bitumen, with a low estimate of 930 million barrels and a high estimate of 2.55 billion barrels, on a 100% basis.

Teck Resources Limited – 2009 Annual Information Form	Page 34

At December 31, 2009, our 50% interest in the Equinox project represents 166 million barrels of recoverable bitumen based on Sproule’s best estimate of the contingent bitumen resource of 332 million barrels of recoverable bitumen, with a low estimate of 228 million barrels and a high estimate of 378 million barrels, on a 100% basis.

Contingent Resource Estimates

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ''contingent resources'' the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills project, the Frontier project or the Equinox project will produce any portion of the volumes currently classified as “contingent resources”. The primary contingencies which currently prevent the classification of the contingent resources disclosed above as reserves consist of: current uncertainties around the specific scope and timing of the development of each of the Fort Hills project, the Equinox project or the Frontier project; lack of regulatory approvals for certain aspects of such projects; the uncertainty regarding marketing plans for production from the subject areas; improved estimation of project costs; commodity price fluctuations; in the case of the Fort Hills project, the acceptance within the Fort Hills partnership of the updates to the Fort Hills project scope, timing, costs estimates and final Board of Directors approval of each of the Fort Hills Partnership general and limited partners; and those other risks and contingencies described above under “Cautionary Statement on Forward-Looking Information” and in the public filings described there. Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

SAFETY AND ENVIRONMENTAL PROTECTION

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters.  Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, developing, constructing, operating, closing and remediating our mines, refineries and other facilities.

Whether in Canada or abroad, we attempt to apply technically proven and economically feasible measures to protect the environment and worker health throughout exploration, mining, processing and closure.  Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.  We are often an active participant in public regulatory review, revision and development processes with government agencies, and as such typically have reasonable insight regarding emerging regulatory developments and trends. Through this activity we are able to more accurately estimate risks and liabilities associated with current and future safety and

Teck Resources Limited – 2009 Annual Information Form	Page 35

environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environment, health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environment, health and safety management systems and good management practices.

In order to obtain mining permits and approvals from regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining. Some of our required permits are becoming increasingly more difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.  For a further discussion of the specific permitting issues related to our Red Dog mine, see “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)”.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis.  In addition, amounts are accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site restoration and other closure costs.  Financial guarantees of various forms are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements.  The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates.  In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure.  Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders. We estimate our Asset Retirement Obligations as at December 31, 2009 to be $555 million.  Of that amount, we expect to spend approximately $23 million in 2010.  We have letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $454 million, not including letters of credit in the process of cancellation.

Climate change is clearly one of the most significant environmental issues facing society. Scientific evidence indicates that increases in greenhouse gas (“GHG”) are likely a cause of some or most of the increases in global average temperatures since the mid-20th century.  Regulations to control greenhouse gases (“GHG”) and other pollutants are being developed and enhanced in many jurisdictions.  The trend is toward increased regulation and reduction of GHG emissions, particularly from industrial activities.  While current and anticipated future compliance costs are still highly uncertain and the rate at which the regulations are being introduced and amended and the costs of technology required to comply with regulation introduces a high degree of uncertainty to predicting the final costs of compliance.

Of the jurisdictions in which we operate, the province of British Columbia, Canada was one of the first to introduce climate change regulations that had a direct cost associated with fossil fuel use. For 2009 our seven BC-based operations paid approximately $16 million in provincial carbon tax. We anticipate that this will increase to approximately $35-40 million per year in carbon tax in British Columbia by 2012 as a consequence of planned increases in the tax rate to $30/tonne of carbon dioxide equivalent (CO2e).  We may in the future face similar taxation in other jurisdictions.  In early 2010, the British Columbia government also established a GHG emissions reporting regulation.  The regulation requires facilities in the province that emit over 10,000 tonnes of CO2e annually to report their emissions and those that emit over 25,000 tonnes per year to obtain independent verification of their emissions.  Each of Teck’s seven BC-based operations emits over 25,000 tonnes per year and will be required to report and verify accordingly.

Teck Resources Limited – 2009 Annual Information Form	Page 36

In January of 2008, the government of Alberta announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020.  Major emitters (those over 100,000 tonnes/yr.) are required to reduce their emissions intensity by 12% as compared to their established baseline.  For new construction projects, the plan is applicable three years after start-up. We are reviewing the effect of this legislation on the design and costs of our oil sands projects.  In any event, a carbon tax of $15/tonne has been proposed on emissions above 88% of the historic baseline average.

In early 2010, the Government of Canada announced revised targets for reducing GHG emissions as it had committed to do as a signatory to the Copenhagen Accord.  Canada's new aim is to reduce absolute emissions by 17% from 2005 levels by 2020 - numbers that mirror those in a bill that is currently before the U.S. Senate.  In the meantime, while regulations to reduce GHG emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold, as part of its strategy to reduce GHG emissions, the Canadian government has expressed its intention to require oil sands facilities that come on stream after the end of 2011 to implement a carbon capture and storage process.

While climate change regulations have yet to be finalized in most jurisdictions in which we operate we anticipate that regional, national, or international regulations will ultimately be established which seek to reduce GHG emissions. It appears likely that many will be based on cap and trade mechanisms. A reduction target that has been frequently proposed by several governments is a 20% net reduction in emissions by 2020. For Teck, 20% of current direct GHG emissions equates to roughly 500,000 tonnes of CO2e. Compliance costs for that amount of GHG emissions reduction or an equivalent purchase of credits or offsets are highly uncertain at this point. However, if costs are assumed to fall in the range of $20 to $50/tonne of CO2e then our compliance costs might be roughly in the order of $10 to $25 million per year. These figures are only meant to be illustrative of the order of magnitude of costs that might be anticipated for Teck if all jurisdictions in which we operated implemented cap and trade regulations of this nature. The cost of Teck’s activities to comply with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.

Safety performance and workplace hygiene are key priorities for us.  Safety statistics are collected from each operation monthly.  Targets for safety performance are set each year and are used in determining management compensation.  Safety and worker hygiene incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.

SOCIAL AND ENVIRONMENTAL POLICIES

We have adopted and implemented social and environmental policies that are fundamental to our operations.  Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Business, Environmental and Health & Safety Practices (the “Code”).  The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound

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environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance, (x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Health and Safety Policy, a Health and Safety Guide for Exploration, and a Code of Ethics.  We have taken steps to implement the Charter, Code and policies through adoption of Environment, Health, Safety and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization.  Overall responsibility for achievement of objectives rests with senior personnel.  Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors) and our Corporate Environment and Risk Management Committee and our Product Stewardship Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis.  Internal monthly and quarterly reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.  We report publicly on our performance through our Sustainability Report and website.

HUMAN RESOURCES

As at December 31, 2009 there were approximately 8,300 employees working at the various operations we manage.  Collective bargaining agreements covering unionized employees at our principal operations are as follows:

Expiry Date of Collective Agreement
Trail	May 31, 2012
Antamina	July 23, 2012
Highland Valley Copper	September 30, 2011
Quebrada Blanca	January 31, 2012
Andacollo	December 31, 2011
Elkview	October 31, 2010
Coal Mountain	December 31, 2009
Line Creek	May 31, 2014
Fording River	April 30, 2011
Cardinal River	June 30, 2012

We are currently in negotiations for a new Coal Mountain collective agreement.

TECHNOLOGY

Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing, environmental performance, and product technologies, and hence enhance competitiveness and reduce costs.

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We have technology and research groups located in our CESL facility in Richmond, B.C., our Product Technology Center in Mississauga, Ontario and our Applied Research and Technology facility located in Trail, B.C.  The primary focus of these facilities is to create value in new projects and operations through the development and implementation of technologies related to our principal products.  The programs are aligned with business units and are integrated with operations or other business activities.

Our research and development expense for 2009 and 2008 was $15 million and $23 million, respectively.

FOREIGN OPERATIONS

The Red Dog mine located in Alaska, U.S.A., the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Andacollo mines located in Chile are our significant assets located outside of Canada.  We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA.  We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above.  We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Andacollo.  Foreign operations accounted for 29% of our 2009 consolidated revenue and represented approximately 27% of our total assets as at December 31, 2009.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in the United States, Ireland, Mexico, Peru, Chile, Australia, Turkey and Namibia.  We currently have foreign exploration offices in all of the foregoing countries other than the United States.

See “Risk Factors– We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.

COMPETITIVE CONDITIONS

Our business is to sell base metals, metal concentrates, by-product metals and concentrate, and metallurgical coal at prices determined by world markets over which we have no influence or control.  These markets are cyclical.  Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial integrity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, for joint venture agreements and for the acquisition of investments in other mining companies.

RISK FACTORS

You should carefully consider the risks and uncertainties described below as well as the other information contained and incorporated by reference in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually

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occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems and flooding. The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Fluctuations in the market price of base metals, specialty metals and metallurgical coal may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, specialty metals and metallurgical coal, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of zinc, copper and metallurgical coal. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors. If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our general policy has been not to hedge changes in prices of our mineral production.  From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan

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our operations and to operate effectively. If this volatility and market disruption continues, our operations and financial condition could be adversely affected.

Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to B.C. Hydro may require us incur substantial costs.

Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to B.C. Hydro until 2036, in proportion to B.C. Hydro’s ownership interest.  If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to B.C. Hydro based on the market rate for power at the time of the shortfall.  If these costs exceed amounts available under our insurance policies, we could incur substantial costs, especially if the shortfall is protracted.  In addition, the portion of power Teck Metals is required to make available to B.C. Hydro represents a surplus of power to the current and anticipated future requirements of our Trail operations.  If our entitlement to power based on the Waneta hydroelectric plant (taking into account our arrangements with B.C. Hydro) is not sufficient to supply the requirements of our Trail operations, we may be required to reduce our Trail operations, or purchase power in the open market, in order to address any shortfall.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse affect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Over 5,000 of our approximately 8,300 employees are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.  See “Business and properties—Human resources” for the expiry date of the collective bargaining agreements covering unionized employees at our material projects that we operate.

Our indebtedness limits our flexibility and imposes restrictions on us.

As of March 15, 2010, we and our consolidated subsidiaries had total indebtedness of $6.2 billion.  Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control.  We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs, including our obligations to repay our indebtedness.  Our indebtedness will limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate, including cyclical downturns in our industry, and may place us at a competitive disadvantage compared to our competitors that have less debt.  The amount and terms of our debt could have material consequences to our business.

If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive

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pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.  Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our amended and restated term credit facility and the indentures governing our various senior notes, which agreements, indentures and instruments contain financial and other covenants.  If we were to breach financial or other covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors.  If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

We may not be able to finance a change of control offer required by our credit agreements and the indentures governing our various notes because we may not have sufficient funds at the time of the change of control.

If we were to experience a change of control (as defined under the relevant indentures governing our various notes and under our credit facilities), we would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued thereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase, or to repay indebtedness under the relevant credit facilities. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities, or to make the required repayment of indebtedness. Our failure to offer to repurchase notes, debentures or other debt securities following a change of control would result in a default, which could lead to a cross-default under our credit facilities and under the terms of our other indebtedness.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins, if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

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Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and metallurgical coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

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We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because we prepared this disclosure document in accordance with Canadian disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

Our mineral reserves and resources are estimated by persons who are employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

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The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative in nature and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include the Aqqaluk deposit at the Red Dog mine, the Fort Hills and Frontier/Equinox Oil Sands projects, coal mine expansions in the Elk Valley, and the expansion of the Highland Valley Copper Mine. When we apply for these permits and approvals, we are often required to prepare and present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process.  Permits may be stayed or withdrawn during the pendency of appeals.  This is a particular risk in connection with our mining activities in Alaska, where we are seeking the issuance of permits in connection with the proposed development of the Aqqaluk deposit at the Red Dog mine.  An interruption of production at Red Dog would also have a material impact on our smelting and refining operations at Trail.

Past or ongoing violations of government mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into limited foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.

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We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we have entered into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures and failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs. Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurances that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather

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problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail metallurgical operations, and could materially restrict mine production subsequent to the shipping season.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development projects and future acquisitions. These legal requirements may affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

The Fort Hills project is at an early stage of development, and a project development decision has been deferred in light of significant project cost escalation. Suncor, as project operator, in consultation with UTS and us, will be responsible for further definition of the scope and parameters of the project and its design and development, and we have not developed a viable project execution plan. There can be no assurance that the development or construction activities will commence in accordance with current expectations or at all. The Galore Creek project is at a similar stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations.  Our Relincho project is also in an early stage of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

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•
risks resulting from the fact that the Fort Hills project, the Galore Creek project, the Relincho project and the Quebrada Blanca hypogene project are at an early stage of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

•	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

•	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

•	risks of other adverse regulatory developments, including the imposition of new regulations;

•	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

•
risks resulting from the fact that we are a minority partner in the Fort Hills Energy Limited Partnership and major decisions with respect to project design and construction may be made without our consent;

•	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

•	risks associated with litigation;

•	risks resulting from dependence on third parties for services and utilities for the project;

•	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

•	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our metallurgical coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's new aim is to reduce absolute emissions by 17 per cent from 2005 levels by 2020 - numbers that mirror those in a bill that is currently before the U.S. Senate. In the meantime, regulations to reduce greenhouse-gas emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold.  Additional policy measures are anticipated over the coming years under this federal policy.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation require certain existing large emitters (facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines

Teck Resources Limited – 2009 Annual Information Form	Page 48

options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters could also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

Over the past 3 years the government of British Columbia has passed a number of significant pieces of climate-action legislation including; the Greenhouse Gas Reduction Targets Act, which sets aggressive targets for reducing greenhouse gases (33% below 2007 levels by 2020), the Greenhouse Gas Reduction or “Cap and Trade” Act, which authorizes hard caps on greenhouse gas emissions, and the Carbon Tax Act, which imposes an escalating carbon tax on fossil fuels used in the province. In early 2010 the British Columbia government also established the GHG Reporting Regulation. The Regulation requires facilities in the province that emit over 10,000 tonnes of carbon dioxide equivalent annually to report their emissions and those that emit over 25,000 tonnes per year to obtain independent verification of their emissions. Each of Teck’s seven BC-based operations emits over 25,000 tonnes per year and will be required to report and verify accordingly. These regulations increase our fuel costs and impact our competitiveness in the global marketplace.  For example, the BC carbon tax paid by Teck in 2009 for fuels was approximately $16 million which is expected to increase to approximately $35-40 million by 2012.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases from facilities and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck Coal Partnership’s products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by Canadian generally accepted accounting principles. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2009, which are incorporated by reference into this disclosure document. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be

Teck Resources Limited – 2009 Annual Information Form	Page 49

predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.  See “Legal Proceedings” at page 64.

DIVIDENDS

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends.  We paid a dividend of $0.50 per share in January and July of 2008.  Subsequently, we announced a suspension of our dividends as part of our plan to reduce debt.  All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.

We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date.  The terms of our credit agreements and the indenture governing our senior secured notes issued in 2009 contain covenants that impose significant restrictions on our ability to pay dividends in respect of our Class A common shares and Class B subordinate voting shares.  Under the credit agreements, the Company is restricted from making restricted payments, including paying cash dividends on our capital stock, unless, at the time of and immediately after paying the dividend, our leverage ratio is less than 3.00:1.00, in which case we may make restricted payments in an aggregate amount in any fiscal year not exceeding the lesser of 50% of our consolidated net income and $375 million.  If, at the time of and immediately after paying the dividend, our leverage ratio is less than 2.50:1.00 and Teck has achieved and is maintaining a corporate credit rating of at least BBB- from S&P and a corporate credit rating of at least Baa3 from Moody’s, in each case with a stable or positive outlook, we are not limited in the amount of dividends that we can pay.  As at December 31, 2009, our leverage ratio for the foregoing purpose was 2.3 to 1.0. The indenture governing our senior secured notes issued in 2009 permits the Company to declare cash dividends on our Class A common shares and Class B subordinate voting shares at a rate not to exceed $0.25 per share per quarter (subject to adjustments) if at the time we declare the dividend, our consolidated leverage ratio is less than 2.5 to 1.0.  As at December 31, 2009, our consolidated leverage ratio under that indenture was 2.4 to 1.0.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share.  Class B subordinate voting shares carry the right to one vote per share.  Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share.  In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate

Teck Resources Limited – 2009 Annual Information Form	Page 50

voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer).  If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

The voting rights attached to Class B subordinate voting shares represent 38.3% of the aggregate voting rights attached to the Class A common shares and Class B subordinate voting shares.

Securities subject to contractual restriction on transfer

On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly owned subsidiary of China Investment Corporation (“CIC”).  Each of Fullbloom and CIC have agreed that they will not, directly or indirectly, dispose of all or any portion of these shares, or their economic interest therein, for a period of one year plus one day following the issuance date, without the prior written consent of Teck.  Each of Fullbloom and CIC have also agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B Shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world.  These transfer restrictions are subject to certain exceptions.  As of March 1, 2010, the shares subject to these restrictions represent 17.47% of Teck’s outstanding Class B subordinate voting shares.

CREDIT FACILITIES AND DEBT SECURITIES

Credit Facilities

We are party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

•	A US$800 million revolving credit facility provided by a syndicate of lenders which matures on February 13, 2013, which was undrawn as at December 31, 2009.

•
A US$30 million revolving credit facility in favour of Teck Alaska Incorporated established by Royal Bank of Canada which matures on July 1, 2010 and which, as at December 31, 2009, was drawn to the extent of US$24 million in respect of letters of credit.

•
A $100 million revolving credit facility established by a syndicate of lenders, with Bank of Montreal as administrative agent which matures on March 3, 2013 and which, as of as at December 31, 2009, was drawn to the extent of $63 million in respect of letters of credit.

•
A $100 million term credit facility established by The Toronto Dominion Bank which matures on September 24, 2013, and which, as at December 31, 2009, was drawn to the extent of $21 million in respect of letters of credit.

Teck Resources Limited – 2009 Annual Information Form	Page 51

•
A $75 million term credit facility established by Royal Bank of Canada which matures on August 31, 2012 and which, as at December 31, 2009, was drawn to the extent of $64 million in respect of letters of credit.

•	A US$4 billion three-year amended term credit facility established by a syndicate of lenders, of which, as at December 31, 2009, US$2.365 billion was outstanding.

In addition to the credit facilities, as at December 31, 2009, we had $223 million of stand-alone letters of credit outstanding in respect of environmental bonding requirements.

As at December 31, 2009, our proportionate share of Antamina’s US$411 million senior revolving credit facility is approximately US$92 million. This revolving facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on September 1, 2012.

Our obligations under the each of the credit facilities that the Company is a party to, and the credit facility that Teck Alaska Incorporated is a party to, have been guaranteed by the Company (in the case of the Teck Alaska Incorporated credit facility) Teck Metals Ltd., Teck Coal Limited, and all our other material wholly-owned subsidiaries, and have been secured by senior secured pledge bonds supported by first-priority security interests in all of our material properties and those of each guarantor, subject to certain exceptions, with provision for the release of the security interest in connection with permitted asset sales. The security will fall away upon our receiving investment grade credit ratings with stable or positive outlooks from both Moody’s and S&P.

The amended term credit facility imposes prepayment requirements in respect of asset sales proceeds, new debt or equity and a cash sweep, with the prepayment percentage varying between 100% and 0% depending on our then pro forma leverage ratio.

The amended term credit facility and other credit facilities contain restrictive and financial covenants, including:

•
restrictions regarding new indebtedness, liens, fundamental changes, asset dispositions, lines of business, investments, guarantees, acquisitions, hedge agreements, restricted payments, transactions with affiliates, restrictive agreements, sales and leasebacks, capital expenditures, changes to existing debt documents, fiscal year and use of proceeds under existing debt documents;

•	a requirement to maintain a minimum interest coverage of not less than 2.00 to 1.00, measured as of the end of each quarter calculated on a rolling four quarter basis;

•
a requirement to maintain a leverage ratio of not more 5.25 to 1.00 for the 12 month periods ended from September 30, 2009 to December 31, 2011; 5.00 to 1.00, for the 12-month periods ending March 31 and June 30, 2012; 4.75 to 1.00 for the 12-month period ending September 30, 2012 and 4.50:1.00 for the 12-month period ending December 31, 2012; and

•	a provision requiring prepayment in the event of a change of control at Teck.

The credit facilities also provide for customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), the bankruptcy events of Teck or a material subsidiary (as defined in the

Teck Resources Limited – 2009 Annual Information Form	Page 52

credit agreement), the rending of a final judgment against Teck, any material subsidiary or a combination thereof in excess of CDN$50 million, a payment default by Teck or any material subsidiary in respect of material indebtedness, certain ERISA events, non-payment defaults in respect of indebtedness in excess of CDN$50 million, acceleration of material indebtedness, and certain matters regarding the security.

Public Indebtedness

On September 12, 2002, we issued US$200 million in aggregate principal amount of 7.00% notes due September 15, 2012 under an indenture dated that same date with The Bank of New York (now The Bank of New York Mellon) as trustee (the “2002 Indenture”).  On September 28, 2005, we issued a further US$300 million in aggregate principal amount of 5.375% notes due October 1, 2015 and US$700 million in aggregate principal amount of 6.125% notes due October 1, 2035 also under the 2002 Indenture.  The notes issued under the 2002 Indenture are collectively referred to herein as the “2002 notes”.

Proceeds from these 2002 note offerings were advanced to our subsidiary, Teck Metals, which in turn issued us notes (the “Metals notes”) in the amount of each such offering.  The principal amount of the 2002 notes, plus (i) accrued interest thereon at least equal to accrued interest on the 2002 notes, and (ii) other monetary obligations payable pursuant to the Metals notes, will become due and payable on demand by us, or upon an event of default under the 2002 Indenture, on demand by us or our assignee.  Each Metals note has been pledged in favour of the trustee under the 2002 Indenture.  A breach under the collateral documents relating to a pledge of the Metals notes will be an event of default under the 2002 Indenture.  As a result, for so long as any of these intercompany arrangements and pledges are in place, upon the occurrence of an event of default under the 2002 Indenture, the trustee on behalf of the holders of the 2002 notes will have the right to make a demand on the Metals notes and will have a claim against Teck Metals in an amount equal to the amount due under the notes.

On May 8, 2009 we issued US$1.315 billion aggregate principal amount of initial 2014 notes, US$1.060 billion aggregate principal amount of initial 2016 notes and US$1.850 billion aggregate principal amount of 2019 notes under an indenture dated that same date with The Bank of New York Mellon as trustee (the “2009 Indenture”).  The 2009 Indenture contains various restrictive covenants, including:

•
restrictions regarding new indebtedness, restricted payments, asset dispositions, liens, sales and leaseback transactions, restrictive agreements, transactions with affiliates, mergers and other fundamental corporate transactions.  Certain of these covenants will be suspended if and for as long as the notes are rated equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, and there is no default or event of default under the 2009 Indenture;

•
a restrictive covenant regarding changes of control, which provides that holders of the notes may require that Teck purchase all or any part of a holder’s notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any.  For this purpose, a change of control will be deemed to have occurred in the event of certain circumstances, including generally the sale or other disposition of all or substantially all of the assets of the Company; the acquisition of 50% of Teck’s combined voting power is acquired by other than certain permitted holders; the consolidation, merger or similar corporate transaction involving Teck occurs unless the voting stock of Teck constitutes more than 50% of the voting power of the surviving entity; the first day on which the majority of the then Board of Directors of the Company (including directors nominated by a majority of current directors) cease to be continuing directors (as defined in the 2009 Indenture); and the adoption of a plan relating to the liquidation or dissolution of Teck.

Teck Resources Limited – 2009 Annual Information Form	Page 53

The 2009 Indenture also provides for customary events of default, which include non-payment of principal, interest, failure to comply with covenants, the bankruptcy or insolvency of the borrower or any material subsidiary, the rending of a final judgment against Teck, any restricted subsidiary or a combination thereof in excess of US$100 million, a final maturity payment default by Teck or any restricted subsidiary in respect of indebtedness, or the acceleration of indebtedness, in each in excess of US$100 million, and certain collateral matters.

RATINGS

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service
Senior Secured Notes	Ba1	BB+	BBB(low)
Trend/Outlook	Review for Possible Upgrade	Watch Positive	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.  A description of the rating categories of each of the rating agencies in the table above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of securities rated.  Moody’s Ba2 rating assigned to our senior secured debt instruments is the fifth highest rating of seven major rating categories.  Obligations rated “Ba” are considered to have speculative elements and are subject to substantial credit risk.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest.  Moody’s has also assigned a positive outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

In addition, Moody’s has assigned a Loss Given Default (LGD) assessment of LGD3, with an anticipated loss rate of 46%.  This rating is on a scale of LGD1 (0 to 10% loss range) to LGD6 (90% to 100% loss range).  Moody’s has also assigned a Speculative Grade Liquidity rating of SGL-2.  This rating is on a scale of SGL-1 to SGL-4 with SGL-1 being the highest.  Moody’s rating SGL-2 indicates good liquidity to cover all the Company’s cash obligations, including interest expense, capital expenditures, working capital requirements and scheduled debt repayments over the next year.

Teck Resources Limited – 2009 Annual Information Form	Page 54

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  S&P’s BB+ rating assigned to our senior secured debt instruments is the fifth highest rating of 11 major rating categories.  A “BB” rating indicates that the obligor’s capacity to meet its financial commitment is less vulnerable, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.  S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.  S&P has also assigned a watch positive outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate to long-term.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  DBRS’s BBB (low) rating assigned to our senior secured debt is the fourth highest of the 10 rating categories for long-term debt.  Debt securities rated “BBB” are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor.  A reference to “high” or “low” reflects the relative strength within the rating category.  DBRS has also assigned a stable outlook to the rating, which helps give investors an understanding of DBRS’s opinion regarding the outlook for the rating. Furthermore, DBRS has assigned a recovery rating on our senior secured notes of RR1. The recovery rating indicates an expected recovery of 90% to 100% in the event of default.

In addition DBRS provides an Issuer Rating on Teck Resources Limited of BB (high) with a stable trend.

Teck Resources Limited – 2009 Annual Information Form	Page 55

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A.  Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK.  The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2009 for the Class A common shares and Class B subordinate voting shares.

	Teck Resources A			Teck Resources B

Date	High	Low	Volume	High	Low	Volume
January	$15.00	$7.34	139,993	$8.85	$4.59	172,341,254
February	$10.49	$7.75	30,137	$5.80	$3.50	176,902,280
March	$10.82	$8.01	101,417	$8.06	$3.35	255,345,613
April	$15.84	$9.37	183,799	$13.33	$6.60	313,527,068
May	$21.20	$15.20	170,028	$17.40	$12.62	232,852,551
June	$22.80	$18.06	154,331	$20.95	$16.50	196,221,626
July	$29.75	$18.55	106,447	$28.45	$17.27	210,518,177
August	$30.98	$27.06	109,478	$29.91	$26.20	111,861,670
September	$31.59	$25.50	74,590	$31.06	$24.50	81,802,580
October	$36.00	$28.50	91,580	$35.75	$27.05	88,628,209
November	$38.64	$30.84	88,167	$38.36	$29.76	66,190,775
December	$40.95	$35.37	58,152	$40.15	$34.52	68,121,720

Source:  TSX

Teck Resources Limited – 2009 Annual Information Form	Page 56

DIRECTORS AND OFFICERS

DIRECTORS

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar (4)(6)(7) Calgary, Alberta, Canada and St. John, New Brunswick, Canada	President and Chief Executive Officer of Irving Oil Limited; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008 and Executive Vice President, Suncor Energy USA 2003 – 2007.	November 2007

J. Brian Aune (1)(3)(4) Delta, B.C., Canada	Chairman of St. James Financial Corp., 1990 to September 2005 and President of Aldervest Inc. (private investment companies)	February 1995

Jalynn H. Bennett (3)(4)(5)(8) Toronto, Ontario, Canada	President, Jalynn H. Bennett and Associates Ltd. (consulting firm)	June 2005

Hugh J. Bolton (2)(5) Edmonton, Alberta, Canada	Chairman, Epcor Utilities Inc., (electrical utility), and Lead Director of Matrikon Inc. (industrial IT company), from 2000 to present;	September 2001

Jack L. Cockwell(9) Toronto, Ontario, Canada	Group Chairman, Brookfield Asset Management Inc. (asset management company)	April 2009

Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963

Norman B. Keevil III (4)(6)(7) Victoria, British Columbia, Canada
President, Poncho Wilcox Engineering (management and technical support for new technology ventures in energy sector); previously Chief Operating Officer and Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2008
April 1997

Takashi Kuriyama(6)(7) Vancouver, British Columbia, Canada
Executive Vice-President of Sumitomo Metal Mining America Inc. (mining company) from May 2006 to present; Councilor at Metals Exploration Group, Japan Oil, Gas and Metals National Corporation (seconded by SMM) from 2004 to 2006;
June 2006

Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President of the Company from January 2005 to present; appointed CEO of the Company in April, 2005; prior thereto President of CIBC World Markets Inc. (investment banking),	February 2005

Takuro Mochihara(1)(6) Tokyo, Japan	Advisor, Sumitomo Metal Mining Co., Ltd. (mining company), since June 2008; previously Director and Senior Managing Executive Officer, Sumitomo Metal Mining Co., Ltd. (mining company)	September 2000

Teck Resources Limited – 2009 Annual Information Form	Page 57

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Derek G. Pannell(6)(7) Bathurst, New Brunswick, Canada	Managing Partner, Brookfield Asset Management (asset management company) from January 2007 to present; President and Chief Executive Officer, Noranda/Falconbridge Limited from 2001 to August 2006	October 2006

Janice G. Rennie(2)(3)(5) Edmonton, Alberta, Canada	Corporate Director; Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. 2004 – 2005	April 2007

Warren S. R. Seyffert (1)(2)(3)(5)(6) Toronto, Ontario, Canada	Lead Director of the Company; Counsel to Lang Michener (law firm) 2002 – 2007	August 1989

Chris M.T. Thompson(1)(2)(3)(5)(7) Denver, Colorado, United States	Corporate Director; Chairman of the Board of Gold Fields Ltd. (gold mining) to November 2005	June 2003

(1)         Member of the Executive Committee
(2)         Member of the Audit Committee
(3)         Member of the Compensation Committee
(4)         Member of the Pension Committee
(5)         Member of the Corporate Governance and Nominating Committee
(6)         Member of the Safety & Sustainability Committee
(7)         Member of the Reserves Committee
(8)
Ms. Jalynn H. Bennett was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates.  The Ontario Securities Commission (“OSC”) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Ms. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws.  The British Columbia Securities Commission (“BCSC”) and Autorité des marchés financiers (“AMF”) also issued similar orders.  Ms. Bennett was not subject to the orders issued by the BCSC and the AMF.  The OSC lifted its cease trade order effective June 8, 2006.  The BCSC and the AMF also lifted their cease trade orders shortly thereafter.  Ms. Bennett remains a director of the Nortel Companies.  On January 14, 2009, Nortel filed for creditor protection in Canada under the Companies’ Creditors Arrangement Act.

(9)
Mr. Jack Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the district of Delaware.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.  The next annual meeting of the Company is scheduled to be held on April 22, 2010.

Teck Resources Limited – 2009 Annual Information Form	Page 58

OFFICERS

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia Canada	Chairman of the Company

Donald R. Lindsay Vancouver, British Columbia, Canada	President of the Company from January 2005 to present; appointed CEO of the Company in April, 2005; prior thereto President, CIBC World Markets Inc.

Roger J. Higgins Vancouver, British Columbia, Canada
Senior Vice President, Copper of the Company since June 1, 2008; previously Vice President Project Development, BHP Billiton, Base Metals from 2002-2005 and Vice President and Chief Operating Officer, Australia BHP Billiton, Base Metals from 2005-2007

Douglas H. Horswill West Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since August 2008; previously Senior Vice President, Environment and Corporate Affairs

G. Leonard Manuel West Vancouver, British Columbia, Canada	Senior Vice President and General Counsel of the Company; previously Vice President and General Counsel

Ronald A. Millos Vancouver, British Columbia, Canada
Senior Vice President, Finance and Chief Financial Officer of the Company since October 3, 2005; previously Vice President and Chief Financial Officer of Fording Canadian Coal Trust, Fording LP (formerly known as Fording Inc.) and Elk Valley Coal Corporation

Boyd Payne Calgary, Alberta, Canada
Senior Vice President, Coal of the Company and President and Chief Executive Officer, Teck Coal since October 30, 2008; President and Chief Executive Officer, Elk Valley Coal 2006-2008; previously Vice President Marketing, BHP Billiton 2001-2006

Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial Affairs of the Company since October 1, 2005; previously Vice President, Commercial and Legal Affairs from 2001 to 2005

Ronald J. Vance Evergreen, Colorado, USA	Senior Vice President, Corporate Development of the Company since January 1, 2006; previously Managing Director and Senior Advisor, Rothschild Inc.

Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development of the Company since August 6, 2007; previously Chief Operating Officer, Power and Process with AMEC PLC

Michael E. Agg Vancouver, British Columbia, Canada	Senior Vice President, Zinc of the Company since August 2008; previously Vice President, Refining and Metal Sales since December 1, 2005; General Manager, Trail Operations from 2003 to 2005

Teck Resources Limited – 2009 Annual Information Form	Page 59

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Michael J. Allan West Vancouver, British Columbia, Canada	Vice President, Engineering

Dale E. Andres Vancouver, British Columbia, Canada
Vice President, Copper Strategy & North American Operations since August 2008; Vice President, International Mining of the Company 2006-2008; previously General Manager, Underground Operations of the Company from 2004 to 2006

David R. Baril Santiago, Chile
Vice President, Copper, Chile Operations of the Company since October 1, 2008; previously General Manager/Commercial manager, Cajamarquilla, Peru (Teck) 2000-2005; Chief Operating Officer, Rio Narcea, 2005-2008; 2008 – October 2008 President & General Manager, Minera Petaquilla S.A.

Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security of the Company since September 24, 2009; previously Director, Corporate Risk and Insurance of the Company 2003-2005; Director, Risk Insurance and Security 2006-2009.

Fred S. Daley Delta, British Columbia, Canada	Vice President, Exploration of the Company

Michel P. Filion Surrey, British Columbia, Canada	Vice President, Environment of the Company since February 2010; previously Vice President, Environment, , Health and Safety

Howard Chu Beijing, People’s Republic of China	Vice President, Asia Affairs and Chief Representative, China since October 1, 2007; previously Controller of the Company

David R. Parker West Vancouver, British Columbia, Canada	Vice President, Sustainability of the Company since August 1, 2008; previously Director, Corporate Affairs & Sustainability 2005-2008; Director, Regulatory & Public Affairs 2003-2005

Raymond A. Reipas Calgary, Alberta, Canada	Vice President, Energy of the Company since September 15, 2008; previously Vice President, Mining, Total E&P Canada Ltd. 2004-2008

Robert G. Scott North Vancouver, British Columbia, Canada
Vice President, Operating Excellence of the Company since July 10, 2009; previously Vice President, Gold since August 1, 2008; previously Vice President, North American Mining 2006-2008; General Manager of Red Dog from 2003 to 2005; prior thereto General Manager/Mine Manager of Quintette

Robin B. Sheremeta Sparwood, British Columbia, Canada	Vice President, Health and Safety Leadership of the Company since January 2010; previously General Manager, Elkview Operations 2006-2010; prior thereto General Manager, Greenhills Operation

Marcia M. Smith Vancouver, British Columbia, Canada	Vice President, Corporate Affairs since March 8, 2010; previously Managing Partner at NATIONAL Public Relations

Teck Resources Limited – 2009 Annual Information Form	Page 60

Name, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Andrew A. Stonkus North Vancouver, British Columbia, Canada	Vice President, Base Metals Marketing of the Company since August 2008; previously Vice President, Concentrate Marketing of the Company 2005-2008; previously General Manager, Concentrate Marketing

John F.H. Thompson Vancouver, British Columbia, Canada	Vice President, Technology and Development since January 1, 2008; previously Vice President, Technology from January 1, 2006 to January 1, 2008; previously Chief Geoscientist of the Company

James A. Utley West Vancouver, British Columbia, Canada	Vice President, Human Resources of the Company

Gregory A. Waller North Vancouver, British Columbia, Canada	Vice President, Investor Relations & Strategic Analysis of the Company since November 23, 2006; previously Director, Financial Analysis & Investor Relations

Scott R. Wilson Vancouver, British Columbia, Canada
Treasurer of the Company since June 1, 2009; previously Director, Micronova BioProducts, November 2007 to  April 2009; prior to that, Vice President and Chief Financial Officer Canfor Corp. June 2005 to November 2007; Senior Vice President and controller Enbridge Inc. 2003 to June 2005

John F. Gingell Vancouver, British Columbia, Canada	Controller since June 1, 2007; previously Assistant Controller of the Company

Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary of the Company

Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary of the Company

AUDIT COMMITTEE INFORMATION

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of four members.  All of the members of the Committee are independent and financially literate.  The name, relevant education and experience of each Audit Committee member are outlined below:

Teck Resources Limited – 2009 Annual Information Form	Page 61

Hugh J. Bolton, FCA

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998.  He is presently Chairman of Epcor Utilities Inc., Lead Director of Matrikon Inc. and a director of the Toronto Dominion Bank, Canadian National Railway Company, Westjet Airlines Ltd. and Capital Power Corporation.

Janice G. Rennie, FCA

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (BComm.).  She was the Senior Vice President, Human Resources and Organizational Effectiveness for Epcor Utilities Inc. from 2004 to 2005.  She is currently a director of Matrikon Inc., Methanex Corporation, West Fraser Timber Co. Ltd. and Capital Power Corporation.

Chris M.T. Thompson

Mr. Thompson is a graduate of Rhodes University, SA (B.A. Law and Economics) and Bradford University, UK (MSc).  Mr. Thompson was Chairman of the Board and CEO of Gold Fields from 1998 to 2002 and was its Chairman to November 2005.

Warren S. R. Seyffert, Q.C.

Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP.  All non-audit services are pre-approved by the Committee prior to commencement.  In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

▪	bookkeeping or other services related to the accounting records or financial statements;

▪	financial information systems design and implementation;

▪	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

▪	actuarial services;

▪	internal audit outsourcing services;

▪	management functions or human resources functions;

▪	broker or dealer, investment advisor, or investment banking services;

Teck Resources Limited – 2009 Annual Information Form	Page 62

▪	legal services;

▪	expert services unrelated to the audit; and

▪	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

Auditor’s Fees

For the years ended December 31, 2009 and 2008, Teck paid the external auditor $5,987,000 and $4,579,000, respectively, as detailed below:

	Year Ended 2009 ($000)	Year Ended 2008 ($000)
Audit Services(1)	4,760	3,706
Audit Related Services(2)	695	500
Tax Fees(3)	311	257
All Other Fees(4)	221	116

Notes:

(1)	Includes services that are provided by Teck’s independent auditor in connection with the audit of the financial statements and internal controls over financial reporting.

(2)
Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan audits, prospectuses and, in 2009, services related to our debt restructuring.

(3)	Fees are for international tax services and advice provided to foreign offices.

(4)	All Other Fees include amounts related to IFRS transition matters, ISO registration, training and accounting rule database management.

OWNERSHIP BY DIRECTORS AND OFFICERS

As of March 1, 2010, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,880	4.48%
Class B subordinate voting shares	1,317,200	0.23%

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation.  Keevil Holding Corporation held 51% of the voting shares of Temagami Mining Company Limited (“Temagami”) which, as of March 1, 2010, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 45.97% of the Class A common shares outstanding and 860,000 Class B subordinate voting shares, representing 0.15% of the Class B subordinate voting shares outstanding.  Four of our directors are directors of Temagami.

Teck Resources Limited – 2009 Annual Information Form	Page 63

LEGAL PROCEEDINGS

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River.  These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996.  Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967. Slag and other non-slag materials released from the Trail smelter in British Columbia have travelled down river, as have substances discharged from many other smelting and industrial facilities located along the length of the Upper Columbia River system in Canada and the United States.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium.  It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or US regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border.  The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the US Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River  under the oversight of the EPA. Contemporaneously with the execution of the EPA Agreement, the EPA withdrew a unilateral administrative order (“UAO”) purporting to compel Teck Metals to conduct the studies. This multi-year study will use the latest science developed by the EPA and other researchers to assess environmental risks in the river system.

The RI/FS is scheduled for completion in 2011 and is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

TAI commenced field work at the site in 2009 pursuant to work plans approved by the EPA.  Data from field work will be used to determine whether further studies are required.  When sufficient data have been compiled to adequately assess risk, a baseline human health and environmental risk assessment (“RA”) will be produced to identify risks, if any, that may exist to humans and to various environmental receptors.  The RA will form the basis for the RI/FS.  The remedial investigation will identify potential remedial options available to mitigate any unacceptable risks; the feasibility study will consider engineering, procedural and practical constraints to these remedial options. Based on the RI/FS, the EPA will determine whether and what remedial actions are appropriate in accordance with criteria that take into account, among other factors, technical feasibility, effectiveness, cost, effects on the environment resulting from the remediation action and acceptability of the relevant remedial option to the community.

Teck Resources Limited – 2009 Annual Information Form	Page 64

Each work product and plan in this process is subject to EPA approval. Internal consultation processes of the EPA will include consultation with state and other federal agencies and the two Indian Tribes.

While the UAO was outstanding, two citizens of Washington State and members of the Colville Tribe commenced an enforcement proceeding under Section 310(a)(i) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce the UAO and to seek fines and penalties against Teck Metals for non-compliance.  In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs.  Teck Metals sought to have all the UAO claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through US Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit affirmed the District Court decision denying Teck Metals’ motion to dismiss the case and found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials to a facility in Washington State.  The 9th Circuit issued a stay of its decision pending the resolution of a further appeal by Teck Metals to the US Supreme Court.

In February 2007, Teck Metals filed a petition for review and reversal with the US Supreme Court. Teck Metals’ petition was supported by amicus briefs filed by Canada, the Province of British Columbia, the Mining Association of Canada, the US National Mining Association, the US Association of Manufacturers, the Canadian and US Chambers of Commerce and the Consumer Electronics Association.  In January 2008, the US Supreme Court denied Teck Metals’ petition. The denial of review is not a decision on the merits of Teck Metals’ defense, but rather reflects the US Supreme Court’s decision not to take up the case at that stage.

Following the denial of our petition, the Lake Roosevelt litigation reverted to the Federal District Court for Eastern Washington.  Judgment on the first phase of the litigation dealing with issues associated with the UAO was delivered on September 19, 2008. All of the claims associated with the order were dismissed.  The plaintiffs have appealed that decision. On March 9, 2009, the Court granted the plaintiffs’ motion for an award of costs associated with those claims, including attorney fees. We intend to appeal the decision.

In November, 2008, Teck Metals filed a motion to stay the plaintiffs’ CERCLA cost recovery declaratory relief claim pending completion of the RI/FS. On December 30, 2008, the Court denied the motion and discovery and briefing of the liability phase of the litigation will continue through 2010 and 2011. The hearing of this phase is scheduled for June 5, 2011.  Teck Metals’ liability for potential remedial costs and damages will depend on the extent to which it can be established that slag or other materials sourced from its operations have subsequently leached from sediments in the river system.

The hearing of the plaintiffs’ claims for natural resource damages and costs has been deferred until the RI/FS has been substantially advanced or completed and a decision on liability is rendered. The liability decision is expected to result in further appeals.  If no liability is found the damages hearing will not proceed.  Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment.  TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and complete the RI/FS mentioned above.  The EPA Agreement is not affected by the litigation.

Teck Resources Limited – 2009 Annual Information Form	Page 65

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter.  Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess Teck Metals’ potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken.  If remediation is required and damage to resources found, the cost of remediation may be material.

TRANSFER AGENTS AND REGISTRARS

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The following are the only contracts entered into by the Company since January 1, 2002 which are material and still in effect and not entered into in the ordinary course of business:

•
Amended and Restated Term Credit Agreement dated as of April 30, 2009, among the Company and JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc.; Merrill, Lynch, Pierce, Fenner & Smith Incorporated; BMO Capital Markets; CIBC World Markets and RBC Capital Markets and the other bank lenders thereunder from time to time.

•	Third Amending Agreement, dated as of October 23, 2009, to the Amended and Restated Term Credit Agreement described above, amending certain definitions and covenants therein.

•	Co-Ownership and Operating Agreement, dated as of March 5, 2010, between Teck Metals Ltd. and British Columbia Hydro and Power Authority.

•
Indenture, dated as of May 8, 2009, by and among the Company, the subsidiary guarantors thereunder, and The Bank of New York Mellon, as trustee, setting forth the terms of the Company’s 9.75% senior secured notes due 2014, 10.25% senior secured notes due 2016 and 10.75% senior secured notes due 2019.

•	Agreement, dated July 2, 2009, among the Company, CIC and Fullbloom regarding the purchase and sale of Class B subordinate voting shares of the Company.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2009.

Paul C. Bankes, P.Geo., Americo Zuzunaga AIMM, Don Mills, P.Geol. and Ross Pritchard, P.Eng. have acted as Qualified Persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form.  Mr. Bankes is an employee of the Company.  Messrs. Mills and Pritchard are employees of Teck Coal Partnership, which is directly and indirectly wholly owned by Teck.  Mr. Zuzunaga is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5%

Teck Resources Limited – 2009 Annual Information Form	Page 66

share interest.  Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Fort Hills, Frontier and Equinox oil sands projects.  Messrs. Bankes, Zuzunaga, Mills and Pritchard, and principals of Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

The board of directors and management are committed to leadership in corporate governance.  As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

The Company is a “foreign private issuer” for purposes of its listing on the New York Stock Exchange (the “NYSE”).  As a result, the NYSE’s director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck.  The board of directors has, however, established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The board annually reviews and makes such determination as to the independence of each director.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, the Company disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers.  Except as discussed below, the differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.  Hugh J. Bolton, the chair of the Company’s audit committee, has a son who is a partner of the Company’s external auditors, PricewaterhouseCoopers LLP.  While the Board has determined that Mr. Bolton is “independent” under the NYSE listing standards applicable to foreign private issuers, Mr. Bolton would not be considered “independent” under the NYSE listing standards applicable to U.S. domestic issuers and would therefore not be eligible to sit on the Company’s audit committee if we were a U.S. domestic issuer subject to NYSE listing standards.

ADDITIONAL INFORMATION

(1)	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

(2)
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual and Special Meeting of Shareholders to be held on April 22, 2010.  Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2009.  Copies of these documents are available upon request from our Corporate Secretary.

(3)	Unless otherwise stated information contained herein is as at March 15, 2010.

Teck Resources Limited – 2009 Annual Information Form	Page 67

SCHEDULE A

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited ( the “company”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

•	integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

•
processes for identifying the principal financial risks of the company and reviewing the company’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

•	company’s compliance with legal and regulatory requirements related to financial reporting;

•	accounting principles, policies and procedures used by management in determining significant estimates,

•	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures,

•	mechanisms for employees to report concerns about accounting policies and financial reporting,

•	engagement, independence and performance of the company’s external auditor; and

•
internal audit mandate, internal audit and Sarbanes Oxley and Bill 198 (“SOX”) plans, internal audit and SOX audit programs and results of internal audits and SOX compliance audits  performed by the company’s internal audit department.

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors.  Members of the Committee and the Chairman shall be appointed by the Board and may be removed by the Board in its discretion.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company’s securities trade and in accordance with Multilateral Investment Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of Teck Resources Limited.  At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with generally accepted accounting principles (“GAAP”).

The Committee’s role is one of oversight.  Management is responsible for preparing the company’s financial statements and other financial information and for the fair presentation of the information set

Teck Resources Limited – 2009 Annual Information Form	Page A-1

forth in the financial statements in accordance with GAAP. Management is also responsible for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the company’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with Canadian GAAP and reconciled to US GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company’s internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

Authority and Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

2.	Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.
Review with management, the external auditor and the Director Compliance and Internal Audit the adequacy and effectiveness of the company’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of internal audits and/or during annual controls compliance testing as required under SOX legislation.

4.
Prior to their approval by the Board, review with management and the external auditor the annual audited financial statements, the unaudited quarterly financial statements, the management discussion and analysis reports and the annual and interim earnings news releases.

5.
Review other financial reporting documents prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements.

6.
Ensure that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

Teck Resources Limited – 2009 Annual Information Form	Page A-2

7.
Review with management and the external auditor and approve earnings news releases and other financial information and earnings guidance disclosures contained in such news releases prior to approval by the Board and their release.

8.	Where appropriate and prior to release, review with management and approve any other news releases that contain significant financial information that has not previously been released to the public.

9.
Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

10.
Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

11.	Review with management, the external auditor and the Director, Compliance and Internal Audit significant related party transactions and potential conflicts of interest.

12.
Recommend to the Board to assist them in recommending to the shareholders (a) the external auditor to be nominated to examine the company’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees. The Committee shall pre-approve all audit, non-audit and assurance services provided to the company and its subsidiary entities by the external auditor, but the Chairman or another member of the Committee appointed by the Chairman may be delegated the responsibility to approve non-audit services where the fee does not exceed $50,000. The pre-approval of such services by any member to whom authority has been delegated must be reported to the Committee at its first scheduled meeting following such pre-approval.

13.
Review with management and the external auditor and approve the annual audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

14.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

15.
Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis.  The Committee will receive an annual written confirmation of  independence from the external auditor.

16.	Review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company.

17.	Review and approve the functions of the company’s Compliance and Internal Audit Department, including:

•	its mandate, authority and organizational reporting lines;

Teck Resources Limited – 2009 Annual Information Form	Page A-3

•	its annual and longer term internal audit plans, budgets and staffing;

•	its performance; and

•	the appointment, reassignment or replacement of the Director, Compliance and Internal Audit.

This review will include discussions with the Director, Compliance and Internal Audit without the presence of management or the external auditor.

18.
Review with senior financial management, the external auditor, the Director, Compliance and Internal Audit, and such others as the Committee deems appropriate, the results of internal audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

19.	Review the company’s procedures and establish procedures for the Committee for the:

•	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and

•
confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the Company’s Code of Ethics or Standard of Business Practices.

20.	Prepare an audit committee report to be included in Teck Resources Limited’s annual proxy statement.

21.
Conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

22.
The Committee shall report its recommendations and findings to the Board after each meeting and shall conduct and present to the Board an annual performance evaluation of the effectiveness of the Committee.

Teck Resources Limited – 2009 Annual Information Form	Page A-4

SCHEDULE B

REPORT OF MANAGEMENT AND DIRECTORS
ON DECEMBER 2009
OIL AND GAS DISCLOSURE

Management of Teck Resources Limited (the “Corporation”) is responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements.

An independent qualified reserves evaluator has evaluated the resources data associated with the Fort Hills oil sands project and has concluded that the best estimate of contingent resources associated with the Corporation’s 20% interest in the project as at December 31, 2009 is 678 million barrels of recoverable bitumen.

The independent qualified reserves evaluator has also evaluated the resources data associated with the Equinox and Frontier oil sands projects and has concluded that the best estimate of contingent resources associated with the Corporation’s 50% interest in Equinox and Frontier as at December 31, 2009 is 166 million barrels and 725 million barrels of recoverable bitumen, respectively.

A committee of the Board of Directors of the Corporation composed of a majority of independent directors has

(a)	reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservations; and

(c)	reviewed the resources data with management and the independent qualified reserves evaluator.

The same committee of the Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of the committee, approved

(d)	the content and filing with securities regulatory authorities of the resources data and other oil and gas information;

(e)	the filing of the report of the independent qualified reserves evaluator; and

(f)	the content and filing of this report.

Teck Resources Limited – 2009 Annual Information Form	Page B-1

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

Dated:  March 15, 2010.

(Signed) Donald R. Lindsay	(Signed) Chris M.T. Thompson
President and Chief Executive Officer	Director

(Signed) Ronald A. Millos	(Signed) Mayank M. Ashar
Senior Vice President, Finance and Chief Financial Officer	Director

Teck Resources Limited – 2009 Annual Information Form	Page B-2

SCHEDULE C

NI 51-101 Evaluation, Audit and Review Report

Report on Resources Data
by Independent Qualified Resources Evaluator or Auditor

REPORT ON RESOURCES DATA

To the Board of Directors of Teck Resources Limited (the “Company”):

Sproule Unconventional Limited (“Sproule”) prepared independent evaluations, audits or reviews of the Company’s contingent bitumen resources for the Equinox, Fort Hills and Frontier projects, as of December 31, 2009.

Sproule’s work on the Fort Hills Oilsands Project included a geological audit and review of Suncor’s recent mine plan, as of December 31, 2009.  For the Frontier Oilsands Project, Sproule prepared a geological evaluation within the Norwest defined pit surfaces, as of December 31, 2008.  Our contingent resource estimates were updated, as of December 31, 2009, to incorporate the inclusion of the recent Norwest pit slope modifications.  For the Equinox Oilsands Project, Sproule prepared a geological audit based on the Norwest defined pit surfaces, as of December 31, 2008.  Note, there have been no material changes to the audit of the Equinox Project in 2009; therefore, the Sproule report was not updated.

The preparation and disclosure of the reported resource estimates are the responsibility of the Company’s management.  Sproule’s responsibility is to express an opinion on the bitumen-in-place and contingent bitumen resources data based on evaluations, audits or reviews.  Sproule carried out the evaluations, audits or reviews in accordance with standards established by the Canadian Securities Administrators (“CSA”) within National Instrument 51-101 (“N1 51-101”).  This report adheres in all material aspects to the “best practices” recommended in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) which are in accordance with the principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers.  The COGEH is incorporated by reference in N1 51-101.

Those standards require that Sproule plan and perform the evaluations, audits or reviews to obtain reasonable assurance as to whether the resource data are free of data are prepared in accordance with principles and definitions presented in the COGEH.

Teck Resources Limited – 2009 Annual Information Form	Page C-1

In Sproule’s opinion, the bitumen resources data evaluated have, in all material respects, been estimated and are presented in accordance with the COGEH.

Teck Resources Limited Contingent Bitumen Resources as of December 31, 2009

Project	Project - 100%			Company Gross
	(Bbbls)			(MMbbls)
	Low	Best	High	Low	Best	High
Fort Hills	2.40	3.39	4.35	480	678	870
Frontier	0.93	1.45	2.55	465	725	1,275
Equinox	0.23	0.33	0.38	114	166	189
Total*	3.56	5.17	7.28	1,059	1,569	2,334

* Properties in summation have different contingencies.

The term “Contingent Resources” is taken from COGEH.  The volumes listed in the chart above entitled: “Contingent Bitumen Resources” refer to potentially recoverable volumes of bitumen resources.  The volumes of contingent bitumen resources were calculated at the outlet of the proposed extraction plants.

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to, regulatory approvals, completed feasibility studies, mine plans, and company commitments.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Further details on the results of Sproule’s geological evaluation and mine review of the Fort Hills Project, and technical issues identified, are presented in the report entitled “Geological Audit of the Contingent Bitumen Resources of the Fort Hills Oilsands Mining Project, as of December 31, 2009”, issued January 15, 2010.  Further details on the results of Sproule’s geological evaluation of Frontier as well as our geological audit of Equinox are presented in the report entitled “Geological Evaluation of the Contingent Bitumen Resources of the Frontier Oilsands Mining Project and Audit of the Equinox Oilsands Mining Project, as of December 31, 2008”.  Note, the updated total volume to bitumen-in-place (“TV: BIP 12”) pit slopes for the Frontier Project were provided by Norwest in 2009.  This change in pit slopes reduced the low and best estimate contingent resource volumes evaluated by Sproule, as of December 31, 2008.

The current Suncor mine plan is the basis of the best estimate at the Fort Hills Oilsands Project.  The Equinox and Frontier contingent resource estimates are prior to the completion of mine plan development studies.  Therefore, the low and best estimates calculated by Sproule are based on the mine pits (TV:BIP 12) developed by Norwest Corporation.  The Equinox and Frontier high contingent resource estimates are calculated by Sproule based on the preliminary TV:BIP 16 mine pit developed by Norwest Corporation.

Sproule has no responsibility to update the report for events and circumstances occurring after the respective preparation date.

Teck Resources Limited – 2009 Annual Information Form	Page C-2

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.  Due to rounding, certain totals may not be consistent from one presentation to the next.

Sproule Unconventional Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P10418.

[Executed as to our report referred to above

Calgary, Alberta, Canada

February 8, 2010]

SPROULE UNCONVENTIONAL LIMITED

(signed) Grant I. Sanden, P. Eng. Consultant

(signed) R. Keith MacLeod, P. Eng. President

Teck Resources Limited – 2009 Annual Information Form	Page C-3